Exhibit 99.1

AURORA CANNABIS INC.

Condensed Consolidated Interim Financial Statements

(Unaudited)

For the three and nine months ended March 31, 2020 and 2019

(in Canadian Dollars)

Table of Contents

Condensed Consolidated Interim Statements of Financial Position	3
Condensed Consolidated Interim Statements of Comprehensive Loss	4
Condensed Consolidated Interim Statements of Changes in Equity	6
Condensed Consolidated Interim Statements of Cash Flows	8
Notes to the Condensed Consolidated Interim Financial Statements

Note 1	Nature of Operations	9	Note 14	Convertible Debentures	24
Note 2	Significant Accounting Policies and Judgments	9	Note 15	Loans and Borrowings	25
Note 3	Accounts Receivable	12	Note 16	Share Capital	27
Note 4	Strategic Investments	12	Note 17	Share-Based Compensation	28
Note 5	Marketable Securities and Derivatives	15	Note 18	Earnings Per Share	29
Note 6	Investments in Associates and Joint Ventures	17	Note 19	Other (Losses) Gains	30
Note 7	Biological Assets	17	Note 20	Supplementary Cash Flow Information	30
Note 8	Inventory	18	Note 21	Commitments and Contingencies	30
Note 9	Property, Plant and Equipment	19	Note 22	Revenue	32
Note 10	Business Combinations	20	Note 23	Segmented Information	33
Note 11	Non-Controlling Interests	21	Note 24	Fair Value of Financial Instruments	34
Note 12	Assets Held for Sale	21	Note 25	Financial Instruments Risk	35
Note 13	Intangible Assets and Goodwill	22	Note 26	Subsequent Events	36

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Financial Position

As at March 31, 2020 and June 30, 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars)

	Notes	March 31, 2020	June 30, 2019
		$	$
Assets
Current
Cash and cash equivalents	15(a)	230,208	172,727
Restricted cash	15(a)	-	46,066
Accounts receivable	3, 25(a)	80,296	103,493
Income taxes receivable		51	8,833
Marketable securities	5(a)	11,834	143,248
Derivatives	5(b)	9,585	-
Biological assets	7	30,572	51,836
Inventory	8	251,189	113,641
Prepaids and other current assets		31,884	24,323
Assets held for sale	12	8,630	-
		654,249	664,167

Property, plant and equipment	9	1,054,862	765,567
Derivatives	5(b)	39,909	86,409
Deposits		13,002	6,926
Loan receivable		3,312	-
Investments in associates and joint ventures	6	35,850	118,845
Intangible assets	13	500,950	688,366
Goodwill	13	2,415,522	3,172,550
Total assets		4,717,656	5,502,830

Liabilities
Current
Accounts payable and accrued liabilities	25(b)	128,622	152,884
Deferred revenue	22	3,841	749
Convertible debentures	14	31,880	235,909
Loans and borrowings	15	21,772	13,758
Contingent consideration payable	24	18,167	28,137
Deferred gain on derivatives		20	728
Provisions	21(a)	2,135	4,200
		206,437	436,365

Convertible debentures	14	292,813	267,672
Loans and borrowings	15	246,246	127,486
Derivative liability	14(ii)	2,571	177,395
Other long-term liability		-	11,979
Deferred tax liability		71,327	91,886
Total liabilities		819,394	1,112,783

Shareholders’ equity
Share capital	16	5,675,534	4,673,118
Reserves		142,923	139,327
Accumulated other comprehensive loss		(182,570)	(143,170)
Deficit		(1,717,812)	(283,638)
Total equity attributable to Aurora shareholders		3,918,075	4,385,637
Non-controlling interests	11	(19,813)	4,410
Total equity		3,898,262	4,390,047
Total liabilities and equity		4,717,656	5,502,830

Nature of Operations (Note 1)

Strategic Investments (Note 4)

Commitments and Contingencies (Note 21)

Subsequent Events (Note 26)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

		Three months ended March 31,		Nine months ended March 31,

	Notes	2020	2019	2020	2019
		$	$	$	$
Revenue from sale of goods	22	88,596	72,239	235,576	158,108
Revenue from provision of services	22	1,013	2,999	4,212	8,804
Excise taxes		(14,089)	(10,093)	(32,996)	(17,915)

Net revenue		75,520	65,145	206,792	148,997

Cost of sales		43,632	28,914	109,585	68,676

Gross profit before fair value adjustments		31,888	36,231	97,207	80,321

Changes in fair value of inventory sold		15,380	17,407	56,692	48,968
Unrealized gain on changes in fair value of biological assets	7	(10,897)	(33,798)	(70,513)	(61,461)

Gross profit		27,405	52,622	111,028	92,814

Expense
General and administration		56,790	50,786	186,662	130,350
Sales and marketing		23,357	16,318	74,499	68,435
Acquisition costs		1,300	2,183	4,323	22,855
Research and development		5,601	3,516	18,424	8,753
Depreciation and amortization	9, 13	14,721	18,182	53,777	52,567
Share-based compensation	17(a)(b)	9,204	39,254	53,924	79,534
		110,973	130,239	391,609	362,494

Loss from operations		(83,568)	(77,617)	(280,581)	(269,680)

Other (expense) income
Interest and other income		2,197	1,926	5,368	2,804
Finance and other costs		(6,678)	(13,993)	(48,466)	(32,728)
Foreign exchange (“FX”) loss		(11,678)	(45)	(16,386)	(553)
Other (losses) gains	19	170	(70,390)	(40,981)	38,749
Impairment of property, plant and equipment	9, 12	(19,445)	-	(71,370)	-
Impairment of investment in associates	6	(28,176)	-	(74,402)	(69,957)
Impairment of intangible assets	13	-	(9,002)	(158,695)	(9,002)
Impairment of goodwill	13	-	-	(762,231)	-
		(63,610)	(91,504)	(1,167,163)	(70,687)

Loss before taxes		(147,178)	(169,121)	(1,447,744)	(340,367)

Income tax recovery
Current		884	986	5,586	7,485
Deferred, net		8,931	7,940	9,267	37,226
		9,815	8,926	14,853	44,711

Net loss		(137,363)	(160,195)	(1,432,891)	(295,656)

Other comprehensive (loss) income (“OCI”) that will not be reclassified to net loss
Deferred tax recovery		(888)	(10,819)	2,197	7,700
Unrealized loss on marketable securities	5(a)	(14,314)	81,160	(44,869)	(25,600)
		(15,202)	70,341	(42,672)	(17,900)

Other comprehensive (loss) income that may be reclassified to net loss
Share of loss from investment in associates		(102)	-	(125)	-
Foreign currency translation gain (loss)		3,669	(3,937)	(1,828)	(4,191)
		3,567	(3,937)	(1,953)	(4,191)
Total other comprehensive loss		(11,635)	66,404	(44,625)	(22,091)

Comprehensive loss		(148,998)	(93,791)	(1,477,516)	(317,747)

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Comprehensive Loss

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Three months ended March 31,		Nine months ended March 31,

	Notes	2020	2019	2020	2019
		$	$	$	$
Net loss attributable to:
Aurora Cannabis Inc.		(137,395)	(158,354)	(1,410,768)	(290,644)
Non-controlling interests		32	(1,841)	(22,123)	(5,012)

Comprehensive loss attributable to:
Aurora Cannabis Inc.		(148,550)	(86,596)	(1,454,906)	(307,359)
Non-controlling interests		(448)	(7,195)	(22,610)	(10,388)

Net loss per share
Basic and diluted	1, 18	($1.37)	($1.89)	($15.34)	($3.70)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Nine months ended March 31, 2020

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

		Share Capital (1)		Reserves					AOCI
	Note	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings (Deficit)	Non-Controlling Interests	Total
		#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019		84,786,562	4,673,118	143,947	40,495	41,685	(86,800)	139,327	(156,249)	18,295	352	(5,568)	(143,170)	(283,638)	4,410	4,390,047
Shares released for earn out payments	16(b)	352,424	11,958	-	(5,087)	-	-	(5,087)	-	-	-	-	-	-	-	6,871
Shares issued through equity financing	16(b)	18,193,530	535,761	-	-	-	-	-	-	-	-	-	-	-	-	535,761
Share issuance costs		-	(11,315)	-	-	-	-	-	-	-	-	-	-	-	-	(11,315)
Deferred tax on share issuance costs		-	2,621	-	-	-	-	-	-	-	-	-	-	-	-	2,621
Conversion of convertible notes	14(i)	5,761,260	433,177	-	-	(41,266)	-	(41,266)	-	-	-	-	-	-	-	391,911
Deferred tax on convertible notes		-	1,888	-	-	-	-	-	-	-	-	-	-	82	-	1,970
Exercise of stock options	17(a)	92,723	6,266	(3,544)	-	-	-	(3,544)	-	-	-	-	-	-	-	2,722
Exercise of warrants	16(c)	986	102	-	(29)	-	-	(29)	-	-	-	-	-	-	-	73
Exercise of RSUs	17(b)	31,300	1,595	(1,595)	-	-	-	(1,595)	-	-	-	-	-	-	-	-
Share-based compensation (2)	17	-	-	48,068	7,049	-	-	55,117	-	-	-	-	-	-	-	55,117
Change in ownership interests in subsidiaries	11	217,554	20,363	-	-	-	-	-	-	-	-	-	-	(18,263)	(2,100)	-
Choom marketable securities transferred to investment in associate	4(g)	-	-	-	-	-	-	-	5,225	-	-	-	5,225	(5,225)	-	-
Comprehensive income (loss) for the period		-	-	-	-	-	-	-	(44,869)	2,197	(125)	(1,828)	(44,625)	(1,410,768)	(22,123)	(1,477,516)
Balance, March 31, 2020		109,436,339	5,675,534	186,876	42,428	419	(86,800)	142,923	(195,893)	20,492	227	(7,396)	(182,570)	(1,717,812)	(19,813)	3,898,262
(1)	Common share amounts have been retrospectively restated for all prior periods to reflect the Share Consolidation effected on May 11, 2020. Refer to Note 2(a) - Basis of Presentation and Measurement for more information.
(2)	Included in share-based compensation is $(0.9) million and $7.1 million (recovery) expense relating to milestone payments for the three and nine months ended March 31, 2020 (three and nine months ended March 31, 2019 - $8.4 million). Of the total $55.1 million share-based compensation reserve, $0.1 and $1.2 million was capitalized to property, plant and equipment for the three and nine months ended March 31, 2020 (three and nine months ended March 31, 2019 - nil).

As at March 31, 2020, there are 50,282 shares in escrow (June 30, 2019 - 60,271 common shares). These securities were originally deposited in escrow on November 30, 2017 in connection with the acquisition of H2 Biopharma Inc. The escrowed common shares are to be released upon receipt of relevant licenses to cultivate and sell cannabis. During the nine months ended March 31, 2020, the Company released 9,989 escrowed common shares on achievement of the milestones (nine months ended March 31, 2019 - 2,099,257 common shares).

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Changes in Equity

Nine months ended March 31, 2019

(Unaudited - Amounts reflected in thousands of Canadian dollars, except share amounts)

	Share Capital (1)		Reserves					AOCI
	Common Shares	Amount	Share-Based Compensation	Compensation Options/ Warrants	Convertible Notes	Change in Ownership Interest	Total Reserves	Fair Value	Deferred Tax	Associate OCI Pick-up	Foreign Currency Translation	Total AOCI	Retained Earnings	Non-Controlling Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2018	47,342,761	1,466,433	38,335	307	41,792	(85,719)	(5,285)	(539)	(55)	-	61	(533)	87,749	4,562	1,552,926
Shares issued for business combinations & asset acquisitions	35,863,343	3,049,871	75,490	27,111	-	-	102,601	-	-	-	-	-	-	-	3,152,472
Shares issued for earn out payments	20,311	18,227	-	-	-	-	-	-	-	-	-	-	-	-	18,227
Conversion of convertible notes	27,611	1,539	-	-	(469)	-	(469)	-	-	-	-	-	-	-	1,070
Deferred tax on convertible notes	-	-	-	-	425	-	425	-	-	-	-	-	-	-	425
Exercise of stock options	1,114,911	100,799	(58,923)	-	-	-	(58,923)	-	-	-	-	-	-	415	42,291
Exercise of warrants	133,766	10,049	-	(1,554)	-	-	(1,554)	-	-	-	-	-	-	-	8,495
Exercise of compensation options	12	2	-	(1)	-	-	(1)	-	-	-	-	-	-	-	1
Exercise of RSUs	57,682	1,966	(1,966)	-	-	-	(1,966)	-	-	-	-	-	-	-	-
Forfeited options	-	-	(541)	-	-	-	(541)	-	-	-	-	-	541	-	-
Share-based compensation	-	-	71,133	8,401	-	-	79,534	-	-	-	-	-	-	-	79,534
Contribution from NCI	-	-	-	-	-	-	-	-	-	-	-	-	-	5,850	5,850
Change in ownership interests in subsidiaries	-	-	-	-	-	(4)	(4)	-	-	-	-	-	-	4	-
Australis Capital first tranche private placement	-	7,800	-	-	-	-	-	-	-	-	-	-	-	-	7,800
Australis Capital non-controlling interest reclass on loss of control	-	(6,348)	-	-	-	-	-	-	-	-	-	-	-	6,348	-
Spin-out of Australis Capital	-	-	-	-	-	-	-	-	-	-	-	-	(151,695)	(6,348)	(158,043)
Reclass gain from Australis Capital shares on derecognition upon spin-out	-	-	-	-	-	-	-	(76,873)	6,402	-	-	(70,471)	70,471	-	-
Comprehensive income (loss) for the period	-	-	-	-	-	-	-	(25,600)	7,700	-	(4,191)	(22,091)	(290,644)	(5,012)	(317,747)
Balance, March 31, 2019	84,560,397	4,650,338	123,528	34,264	41,748	(85,723)	113,817	(103,012)	14,047	-	(4,130)	(93,095)	(283,578)	5,819	4,393,301

(1) Common share amounts have been retrospectively restated for all prior periods to reflect the Share Consolidation effected on May 11, 2020. Refer to Note 2(a) - Basis of Presentation and Measurement for more information.

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Condensed Consolidated Interim Statements of Cash Flows

Nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars)

		Nine months ended March 31,
	Notes	2020	2019
		$	$
Operating activities
Net loss for the period		(1,432,891)	(295,656)
Adjustments for non-cash items:
Unrealized gain on changes in fair value of biological assets	7	(70,513)	(61,461)
Changes in fair value included in inventory sold		56,692	48,968
Depreciation of property, plant and equipment	9	57,746	35,501
Amortization of intangible assets	13	31,127	35,863
Share-based compensation		53,924	79,534
Non-cash acquisition costs		-	4,243
Impairment of property, plant and equipment	9	71,370	-
Impairment of investment in associate	6	74,402	69,957
Impairment of intangible assets	13	158,695	9,002
Impairment of goodwill	13	762,231	-
Accrued interest and accretion expense	14, 15	2,921	22,126
Interest and other income		(1,834)	332
Deferred tax expense (recovery)		(14,853)	(37,226)
Other (losses) gains	19	40,981	(38,749)
Foreign exchange loss		16,386	508
Changes in non-cash working capital	20	(94,686)	(60,579)
Net cash used in operating activities		(288,302)	(187,637)

Investing activities
Marketable securities, derivatives and convertible debenture investments	5	(2,000)	(50,055)
Proceeds from disposal of marketable securities	5	84,770	46,663
Loan receivable		(3,312)	-
Purchase of property, plant and equipment and intangible assets	9	(321,058)	(246,850)
Disposal of property, plant and equipment		2,100	-
Acquisition of businesses, net of cash acquired	10	-	117,091
Payment of contingent consideration		(1,993)	(1,608)
Deposits		(5,117)	(2,011)
Investments in associates	6	-	959
Net cash used in investing activities		(246,610)	(135,811)

Financing activities
Proceeds from long-term loans		86,394	611,570
Repayment of long-term loans		(57,354)	(19,142)
Repayment of short-term loans		-	(175)
Payments of lease liabilities	15(b)	(12,926)	-
Restricted cash		46,064	(30,159)
Financing fees		(1,789)	(21,226)
Shares issued for cash, net of share issue costs		527,241	50,783
Capital contribution from non-controlling interest		-	5,854
Net cash provided by financing activities		587,630	597,505
Effect of foreign exchange on cash and cash equivalents		4,763	(2,937)
Increase in cash and cash equivalents		57,481	271,120
Cash and cash equivalents, beginning of period		172,727	76,785
Cash and cash equivalents, end of period		230,208	347,905

Supplemental cash flow information (Note 20)

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 1 Nature of Operations

Aurora was incorporated under the Business Corporations Act (British Columbia) on December 21, 2006 as Milk Capital Corp. Effective October 2, 2014, the Company changed its name to Aurora Cannabis Inc. The Company’s shares are listed on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “ACB”, and on the Frankfurt Stock Exchange (“FSE”) under the trading symbol “21P”.

The Company’s head office and principal address is Suite 500 - 10355 Jasper Avenue, Edmonton, Alberta, Canada, T5J 1Y6. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal strategic business lines are focused on the production, distribution and sale of cannabis in Canada and internationally. Aurora currently conducts the following key business activities in the jurisdictions listed below:

•	Production, distribution and sale of medical and consumer cannabis products in Canada pursuant to the Cannabis Act; and
•	Distribution of wholesale medical cannabis in the European Union (“EU”) pursuant to the German Medicinal Products Act and German Narcotic Drugs Act.

The United States (“U.S.”) represents the largest cannabis and hemp-derived cannabidiol (“CBD”) market globally and as such, Aurora continues to evaluate its alternatives to establishing an operating footprint in the U.S. As part of the U.S. market strategy, we are considering how various state and federal regulations will affect the Company’s business prospects. The Company is committed to only engage in activities which are permissible under both state and federal laws.

Note 2 Significant Accounting Policies and Judgments

(a)	Basis of Presentation and Measurement

The condensed consolidated interim financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards 34, “Interim Financial Reporting” (“IAS34”) as issued by the International Accounting Standards Board (“IASB”), and interpretations of the IFRS Interpretations Committee (“IFRIC”). Unless otherwise noted, all amounts are presented in thousands of Canadian dollars, except share and per share data.

The condensed consolidated interim financial statements are presented in Canadian dollars and are prepared in accordance with the same accounting policies, critical estimates and methods described in the Company’s annual consolidated financial statements, except for the adoption of new accounting standards and/or estimates identified in Note 2(d), Note 12 and Note 13. Given that certain information and footnote disclosures, which are included in the annual audited consolidated financial statements, have been condensed or excluded in accordance with IAS 34, these financial statements should be read in conjunction with our annual audited consolidated financial statements as at and for the year ended June 30, 2019, including the accompanying notes thereto.

For comparative purposes, the Company has reclassified certain immaterial items on the comparative consolidated statement of financial position and the consolidated statement of comprehensive loss to conform with current period’s presentation.

On May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares (“Share Consolidation”), resulting in a reduction in the issued and outstanding shares from 1,321,072,394 to approximately 110,089,366. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All share and per share data presented in the Company’s consolidated financial statements have been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

(b)	COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic. Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, did not materially disrupt the Company’s operations during the third quarter of 2020. The production and sale of cannabis have been recognized as essential services across Canada and Europe. As at March 31, 2020, we have also not observed any material impairments of our assets or a significant change in the fair value of assets due to the COVID-19 pandemic.

Due to the rapid developments and uncertainty surrounding COVID-19, it is not possible to predict the impact that COVID-19 will have on our business, financial position and operating results in the future. In addition, it is possible that estimates in the Company’s financial statements will change in the near term as a result of COVID-19 and the effect of any such changes could be material, which could result in, among other things, impairment of long-lived assets including intangibles and goodwill. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

(c)	Basis of Consolidation

The condensed consolidated interim financial statements include the financial results of the Company and its subsidiaries. Subsidiaries include entities which are wholly-owned as well as entities over which Aurora has the authority or ability to exert power over the investee’s financial and/or operating decisions (i.e. control), which in turn may affect the Company’s exposure or rights to the variable returns from the investee. The condensed consolidated interim financial statements include the operating results of acquired or disposed entities from the date control is obtained or the date control is lost, respectively. All intercompany balances and transactions are eliminated upon consolidation.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The Company’s principal subsidiaries are as follows:

Major subsidiaries	Percentage Ownership	Functional Currency
1769474 Alberta Ltd. (“1769474”)	100%	Canadian Dollar
2105657 Alberta Inc. (“2105657”)	100%	Canadian Dollar
Aurora Cannabis Enterprises Inc. (“ACE”)	100%	Canadian Dollar
Aurora Deutschland GmbH (“Aurora Deutschland”)	100%	European Euro
Aurora Nordic Cannabis A/S (“Aurora Nordic”)	51%	Danish Krone
CanniMed Therapeutics Inc. (“CanniMed”)	100%	Canadian Dollar
H2 Biopharma Inc. (“H2” or “Aurora Eau”)	100%	Canadian Dollar
MedReleaf Corp. (“MedReleaf”)	100%	Canadian Dollar
Peloton Pharmaceuticals Inc. (“Peloton” or “Aurora Vie”)	100%	Canadian Dollar
Whistler Medical Marijuana Corporation (“Whistler”)	100%	Canadian Dollar

All shareholdings are of ordinary shares or other equity. Other subsidiaries, while included in the consolidated financial statements, are not material and have not been reflected in the table above.

(d)	Adoption of New Accounting Pronouncements Effective July 1, 2019

(i)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which replaces IAS 17, Leases (“IAS 17”) and related interpretations. The standard introduces a single lessee accounting model and requires lessees to recognize assets and liabilities for all leases with a term exceeding 12 months, unless the underlying asset is insignificant. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. Lessors continue to classify leases as operating or finance, with lessor accounting remaining substantially unchanged from the preceding guidance under IAS 17. The Company adopted the standard on July 1, 2019 using the modified retrospective method, with the cumulative effect initially recognized in retained earnings, and no restatement of prior comparative periods.

The majority of our property leases, which were previously treated as operating leases, were impacted by IFRS 16. The adoption of IFRS 16 has resulted in:

i)	higher non-current assets related to the initial recognition of the present value of our unavoidable future lease payments as right-of-use assets under property, plant and equipment, adjusted by the amount of any prepaid or accrued lease payments relating to the lease recognized in the balance sheet as at July 1, 2019;
ii)	higher current and non-current liabilities related to the concurrent recognition of lease liabilities, which are measured at the present value of the remaining fixed lease payments, discounted by our weighted average incremental borrowing rate of 5.62% as of July 1, 2019;
iii)	replacement of rent expense previously recorded in cost of goods sold, general and administration, and sales and marketing expenses with depreciation expense of these right-of-use assets and higher finance costs related to the accretion and interest expense of the corresponding lease liabilities; and
iv)	variable lease payments and non-lease components are expensed as incurred.

The new standard does not change the amount of cash transferred between the lessor and lessee but impacts the presentation of the operating and financing cash flows presented on the Company’s consolidated statement of cash flows by decreasing operating cash flows and increasing financing cash flows.

The Company elected to apply the following recognition exemptions and practical expedients, as described under IFRS 16:

i)	recognition exemption of short-term leases;
ii)	recognition exemption of low-value leases;
iii)	application of a single discount rate to a portfolio of leases with similar characteristics on transition;
iv)	exclusion of initial direct costs from the measurement of the right-of-use assets upon transition;
v)	application of hindsight in determining the applicable lease term at the date of transition; and
vi)	election to not separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following table summarizes the adjustments to opening balances resulting from the initial adoption of IFRS 16, with the effects on transition being recognized directly to retained earnings:

As at July 1, 2019	As previously reported under IAS 17	IFRS 16 transition adjustments	As reported under IFRS 16
	$	$	$
Prepaid deposits	24,323	(585)	23,738
Property, plant and equipment	765,567	96,049	861,616
Current loans and borrowings	(13,758)	(6,630)	(20,388)
Non-current loans and borrowings	(127,486)	(88,834)	(216,320)
Accumulated deficit	283,638	-	283,638

The following table reconciles the operating lease commitments as at June 30, 2019 to the opening balance of lease liabilities as at July 1, 2019:

Operating lease commitments as at June 30, 2019	$94,780
Add: finance lease liabilities recognized as at June 30, 2019	1,326
Add: adjustments as a result of a different treatment for extension and termination options	94,829
Effect of discounting using the lessee's incremental borrowing rate	(88,767)
Less: lease commitments not yet in effect	(4,068)
Less: short-term, low-value asset leases and others	(1,318)
Lease liabilities recognized as at July 1, 2019	$96,782

As a result of adopting IFRS 16, the Company updated its lease accounting policies as follows:

The Company assesses whether a contract is or contains a lease at inception of the contract. A lease is recognized as a right-of-use asset and corresponding liability at the commencement date. Each lease payment included in the lease liability is apportioned between the repayment of the liability and a finance cost. The finance cost is recognized in “finance and other costs” in the condensed consolidated interim statement of comprehensive loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability. Lease liabilities represent the net present value of fixed lease payments (including in-substance fixed payments); variable lease payments based on an index, rate, or subject to a fair market value renewal condition; amounts expected to be payable by the lessee under residual value guarantees, the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and payments of penalties for terminating the lease, if it is probable that the lessee will exercise that option.

The Company’s lease liability is recognized net of lease incentives receivable. The lease payments are discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the lessee’s incremental borrowing rate. The period over which the lease payments are discounted is the expected lease term, including renewal and termination options that the Company is reasonably certain to exercise.

Payments associated with short-term leases and leases of low-value assets are recognized as an expense on a straight-line basis in general and administration and sales and marketing expense in the condensed consolidated interim statement of comprehensive loss. Short-term leases are defined as leases with a lease term of 12 months or less. Variable lease payments that do not depend on an index, rate, or subject to a fair market value renewal condition are expensed as incurred and recognized in costs of goods sold, general and administration or sales and marketing expense, as appropriate given how the underlying leased asset is used, in the consolidated statement of comprehensive loss.

Right-of-use assets are measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the commencement date, any initial direct costs and related restoration costs. The right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the useful life of the underlying asset. The depreciation is recognized from the commencement date of the lease.

(ii)	IFRIC 23 Uncertainty Over Income Tax Treatments

IFRIC 23 provides guidance that adds to the requirements in IAS 12, Income Taxes by specifying how to reflect the effects of uncertainty in accounting for income taxes. IFRIC 23 requires an entity to determine whether uncertain tax positions are assessed separately or as a group; and assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings. If yes, the entity should determine its accounting tax position consistently with the tax treatment used or planned to be used in its income tax filings. If not, the entity should reflect the effect of uncertainty in determining its accounting tax position. The Company adopted IFRIC 23 effective July 1, 2019 and was applied using the modified retrospective approach without restatement of comparative information. There was no material impact on the Company’s consolidated financial statements.

(e)	New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued “Definition of a Business (Amendments to IFRS 3)”. The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The amendments revise the existing requirements for hedge accounting and are designed to support the provision of useful financial information by companies during the period of uncertainty arising from the phasing out of interest-rate benchmarks such as Interbank Offered Rates (“IBOR”). The amendments modify some specific hedge accounting requirements to provide relief from potential effects of the uncertainty caused by the IBOR reform. In addition, the amendments require companies to provide additional information to investors about their hedging relationships which are directly affected by these uncertainties. The amendments are effective for annual periods beginning on or after January 1, 2020, with earlier application permitted. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company’s consolidated financial statements.

Note 3 Accounts Receivable

		March 31, 2020	June 30, 2019
		$	$
Trade receivables	25(a)	70,227	85,232
Sales taxes receivable		8,368	18,261
Other receivables (1)		1,701	-
		80,296	103,493
(1)	Includes interest receivable from the unsecured convertible debenture held in Choom Holdings Inc. bearing interest at 6.5% per annum (Note 4(g))

Note 4 Strategic Investments

(a)	Cann Group Limited (“Cann Group”)

Cann Group is a public company listed on the Australian Stock Exchange and is licensed in Australia for research and cultivation of medical cannabis for human use.

As of March 31, 2020, the Company held an aggregate of 31,956,347 shares in Cann Group (June 30, 2019 - 31,956,347), representing a 22.4% ownership interest (June 30, 2019 - 22.5%). Given that the Company has significant influence over Cann Group, the investment has been accounted for under the equity method (Note 6). Based on Cann Group’s closing stock price of A$0.69 on March 31, 2020, the 31,956,347 shares classified under investment in associates have a fair value of approximately $19.0 million (A$22.0 million) (June 30, 2019 - $57.0 million (A$62.0 million)). During the three and nine months ended March 31, 2020, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized nil and $37.2 million (three and nine months ended March 31, 2019 - nil) of impairment charges, respectively, through the statement of comprehensive loss.

(b)	Alcanna Inc. (“Alcanna”)

Alcanna is an Alberta based public company listed on the TSX. Its principal business activity is the retailing of wines, beers and spirits in Canada and the U.S. Alcanna has also developed and launched a retail cannabis business in Alberta and Ontario, and has advanced plans to develop and launch a retail cannabis business in other Canadian jurisdictions where private retailing is permitted.

(i)	Common Shares and Investment in Associate

As of March 31, 2020, the Company held an aggregate of 9,200,000 shares in Alcanna (June 30, 2019 - 9,200,000) representing a 23.0% ownership interest (June 30, 2019 - 24.8%) with a fair value of $21.2 million (June 30, 2019 - $54.9 million) based on the closing stock price of $2.30 (June 30, 2019 - $5.97). Given that the Company has significant influence over Alcanna, the investment is accounted for under the equity method (Note 6). During the three and nine months ended March 31, 2020, the Company assessed the carrying value of the investment against the estimated recoverable amount. As a result, the Company recognized $27.7 million of impairment charges for the three and nine months ended March 31, 2020 (three and nine months ended March 31, 2019 - $68.7 million), which has been recognized through the statement of comprehensive loss.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(ii)	Warrants

During the three and nine months ended March 31, 2020, 10,130,000 warrants in Alcanna expired unexercised. At March 31, 2020, the Company’s remaining 1,750,000 warrants in Alcanna (June 30, 2019 - 11,880,000) had a negligible fair value (June 30, 2019 - $0.4 million) resulting in a net unrealized loss of $0.14 million and $0.4 million for the three and nine months ended March 31, 2020, respectively (three and nine months ended March 31, 2019 - $0.3 million gain and $2.0 million loss) (Note 5(b)). The fair value of the warrants was estimated using the Binomial model with the following weighted average assumptions: risk-free interest rate of 0.75% (June 30, 2019 - 1.93%); dividend yield of 0% (June 30, 2019 - 0%); historical stock price volatility of 64.3% (June 30, 2019 - 46.3%); and an expected life of 1.84 years (June 30, 2019 - 0.49 years). If the estimated volatility increased or decreased by 10%, the estimated fair value would increase or decrease by approximately $0.1 million.

(c)	Capcium Inc. (“Capcium”)

Capcium is a Montreal-based private company which is in the business of manufacturing soft-gels.

As of March 31, 2020, the Company held 8,828,662 shares (June 30, 2019 - 8,828,662) in Capcium representing an 18.5% ownership interest (June 30, 2019 - 20.0%). Given that the Company has significant influence over Capcium, the investment has been accounted for under the equity method (Note 6). During the nine months ended March 31, 2020, the Company identified indicators of impairment within its investment in associate and as such assessed the carrying value of the investment against the estimated recoverable amount. The recoverable amount of the investment in associate was determined using a value-in-use calculation by discounting the most recent expected future net cash flows to the Company from the investment in associate. As a result, the Company recognized nil and $9.0 million of impairment charge for the three and nine months ended March 31, 2020, respectively (three and nine months ended March 31, 2019 - nil), which has been recognized through the statement of comprehensive loss.

The Company also holds debentures in Capcium that are convertible at the option of Aurora upon the occurrence of a Liquidity Event, which is the occurrence of either a public offering, a reverse take-over or a merger transaction which results in the common shares of Capcium being listed on a recognized stock exchange. The convertible debentures have a fair value of nil (June 30, 2019 - $7.5 million)(Note 5(b)), which resulted in an unrealized loss of nil and $7.5 million for the three and nine months ended March 31, 2020, respectively (three and nine months ended March 31, 2019 - unrealized gain of $0.4 million and $2.3 million). The fair value of the convertible debenture was estimated using the Monte-Carlo and FINCAD model with the following assumptions: share price of $1.13 (June 30, 2019 - $1.13); risk-free rate of 1.96% (June 30, 2019 - 1.83%); dividend yield of 0% (June 30, 2019 - 0%); stock price volatility of 39.0% (June 30, 2019 - 46.0%); an expected life of 0.68 years (June 30, 2019 - 1.44 years); adjusted for a credit spread of 26.0% (June 30, 2019 - 26.0%) and a probability factor of 0% (June 30, 2019 - 80%) for the Liquidity Event. The Company also estimates the probability of collection in its assessment of fair value. If the estimated volatility increased or decreased by 10%, the estimated change in fair value would be negligible.

(d)	The Green Organic Dutchman Holdings Ltd. (“TGOD”)

TGOD is an Ontario based licensed producer of cannabis in Canada, which is publicly listed on the TSX.

During the nine months ended March 31, 2020, the Company sold its remaining 28,833,334 common shares of TGOD for gross proceeds of $86.5 million at an average price of $3.00 per share resulting in a realized loss of $115.3 million. The realized loss was calculated based on the deemed cost of $6.94 per share, which represents the September 27, 2018 quoted market price at the time the Company lost significant influence. As of March 31, 2020, the Company no longer holds any shares of TGOD, however, the Company continues to hold warrants to purchase 19,837,292 shares of TGOD, which consist of 16,666,667 subscription receipt warrants and 3,170,625 participating right warrants.

As of March 31, 2020, the $0.5 million fair value (June 30, 2019 - $23.6 million) of the remaining 16,666,667 subscription receipt warrants (Note 5(b)) was estimated using the quoted market price of $0.03 (June 30, 2019 - $1.41), contributing to a total fair value loss of $1.5 million and $23.0 million for the three and nine months ended March 31, 2020, respectively (three and nine months ended March 31, 2019 - $29.5 million gain and $50.7 million loss).

As of March 31, 2020, the nominal (June 30, 2019 - $0.6 million) fair value of the 3,170,625 participation right warrants was estimated using the Monte-Carlo model with the following weighted average assumptions: share price of $0.30 (June 30, 2019 - $3.23); risk-free interest rate of 1.23% (June 30, 2019 - 1.77%); dividend yield of 0% (June 30, 2019 - 0%); stock price volatility of 297.6% (June 30, 2019 - 74.6%); and an expected life of 0.09 years (June 30, 2019 - 0.84 years). In connection with the valuation of the participation right warrants, the Company recognized a negligible and $0.6 million fair value loss during the three and nine months ended March 31, 2020, respectively (three and nine months ended March 31, 2019 - $1.9 million gain and $2.0 million loss).

(e)	High Tide Inc. (“High Tide”)

High Tide is an Alberta based, retail focused cannabis and lifestyle accessories company.

On December 12, 2018, the Company invested $10.0 million in unsecured convertible debentures bearing an interest rate of 8.5% per annum and maturing on December 12, 2020. The December 2018 debentures are convertible into common shares of High Tide at $0.75 per share at the option of the Company at any time after June 12, 2019. On November 14, 2019, the Company invested $2.0 million in senior unsecured convertible debentures of High Tide bearing an interest rate of 10% per annum and maturing on November 14, 2021. The November 2019 debentures are convertible into common shares of High Tide at $0.252 per share at the option of the Company any time after May 14, 2020. The conversion of the derivatives in High Tide are subject to Aurora holding no more than 9.9% ownership interest in High Tide.

As of March 31, 2020, the convertible debentures had a fair value of $12.4 million (June 30, 2019 - $10.2 million) resulting in an unrealized loss of $0.5 million and an unrealized gain of $0.2 million for the three and nine months ended March 31, 2020, respectively (three and nine months ended March 31, 2019 - nominal). The fair value of the convertible debentures were estimated using the FINCAD model based on the following weighted average assumptions: share price of $0.12 (June 30, 2019 - $0.36); dividend yield of 0% (June 30, 2019 - 0%); stock price volatility of 101.8% (June 30, 2019 - 70.2%); credit spread of 13.9% (June 30, 2019 - 13.5%); expected life of 0.88 years (June 30, 2019 - 1.51 years).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(f)	Australis Capital Inc. (“ACI”)

ACI is a public company that is focused on acquisitions in the cannabis space and more specifically, in technology supporting the cannabis industry, with a view of developing the infrastructure required to meet the demands of the growing United States cannabis market. ACI was previously wholly-owned by Aurora and was spun-out to Aurora shareholders on September 19, 2018. As of March 31, 2020, the Company holds the following restricted back-in right warrants:

(a)	22,628,751 warrants exercisable at $0.20 per share expiring September 19, 2028; and
(b)	The number of warrants equal to 20% of the number of common shares issued and outstanding in ACI as of the date of exercise. The warrants are exercisable at the five-day volume weighted average trading price (“VWAP”) of ACI’s shares and have an expiration date of September 19, 2028.

Aurora is restricted from exercising the back-in right warrants unless all of ACI’s business operations in the U.S. are permitted under applicable U.S. federal and state laws and Aurora has received consent of the TSX and any other stock exchange on which Aurora may be listed, as required. As of March 31, 2020, the warrants remain un-exercisable.

As of March 31, 2020, the warrants had a fair value of $2.3 million (June 30, 2019 - $10.1 million) estimated using the Binomial model with the following assumptions: share price of $0.20 (June 30, 2019 - $0.92); risk-free interest rate of 1.06% (June 30, 2019 - 1.81%); dividend yield of 0% (June 30, 2019 - 0%); stock price volatility of 117.93% (June 30, 2019 - 48.97%); an expected life of 8.48 years (June 30, 2019 - 9.23 years); and adjusted for a probability factor of legalization of cannabis in the U.S. under federal and certain state laws. As a result, the Company recognized a $3.0 million and $7.8 million unrealized loss on fair value during the three and nine months ended March 31, 2020, respectively (three and nine months ended March 31, 2019 - nil) (Note 5(b)).

(g)	Choom Holdings Inc. (“Choom”)

Choom is an emerging consumer cannabis company that is developing retail networks across Canada. Choom is publicly listed on the Canadian Securities Exchange.

On June 12, 2018, the Company subscribed to 9,859,155 common shares of Choom at $0.71 per share for a total cost of $7.0 million, representing an 8% ownership interest. The $9.3 million fair value of the shares at initial recognition was based on a quoted market price of $0.94 per share which differed from the transaction price resulting in an unrealized gain of $2.3 million recognized at inception immediately through profit and loss for the year ended June 30, 2018.

On November 2, 2018, the Company subscribed to a $20.0 million unsecured convertible debenture in Choom bearing interest at 6.5% per annum and maturing on November 2, 2022. As at March 31, 2020, the interest receivable balance from Choom was $1.8 million (Note 3). The debenture is convertible into common shares of Choom at $1.25 per share after March 3, 2019. In connection with the debenture, the Company also received an aggregate of 96,464,248 share purchase warrants in Choom. The share purchase warrants are exercisable between $1.25 and $2.75 per share beginning November 2, 2018 and expire on November 2, 2020. Per the terms of the arrangement and in accordance with the Cannabis Retail Regulations in Ontario, licensed producers are subject to an ownership interest in licensed retailers. On December 12, 2019, the Cannabis Retail Regulations in Ontario was amended increasing the ownership restriction to 25% from 9.9%.

(i)	Common Shares and Investment in Associate

As a result of the amendment to the Cannabis Retail Regulations in Ontario, the Company now has the right to acquire up to 25% of the voting rights in Choom, an increase from 9.9%. As a result of this increase to potential future ownership, the Company obtained significant influence in Choom effective December 12, 2019, being the date of the amendment. The 9,859,155 common shares had a fair value of $1.8 million based on a quoted market price of $0.18 and was reclassified from marketable securities (Note 5(a)) to investment in associates (Note 6). The cumulative unrealized loss of $5.2 million as at December 12, 2019 was reclassified from other comprehensive loss to deficit. As of March 31, 2020, the Company held an aggregate of 9,859,155 shares in Choom (June 30, 2019 - 9,859,155) representing a 4.9% (June 30, 2019 - 8.0%) ownership interest with a fair value of $1.0 million (June 30, 2019 - $4.4 million) based on the closing stock price of $0.10 (June 30, 2019 - $0.45). During the three and nine months ended March 31, 2020, the Company assessed the carrying value of the investment against the estimated recoverable amount and as a result, recognized an impairment charge of $0.4 million (three and nine months ended March 31, 2019 - nil) which was recognized through the statement of comprehensive loss.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 5 Marketable Securities and Derivatives

(a)	Marketable securities

At March 31, 2020, the Company held the following marketable securities:

Financial asset hierarchy level	Level 1	Level 1	Level 1	Level 1	Level 1	Level 1	Level 3
Marketable securities designated at fair value through other comprehensive income (“FVTOCI”)	Micron	Radient	TGOD	ACI	Choom	EnWave	Other immaterial investments	Total
			Note 4(d)	Note 4(f)	Note 4(g)
	$	$	$	$	$	$	$	$
Balance, June 30, 2019	1,148	30,866	93,132	-	4,388	12,619	1,095	143,248
Disposals	-	-	(84,770)	-	-	-	-	(84,770)
Transfer to investment in associates	-	-	-	-	(1,775)	-	-	(1,775)
Unrealized loss on changes in fair value	(1,015)	(24,280)	(8,362)	-	(2,613)	(8,537)	(62)	(44,869)
Balance, March 31, 2020	133	6,586	-	-	-	4,082	1,033	11,834

Unrealized gain (loss) on marketable securities
Three months ended March 31, 2020
OCI unrealized loss	(66)	(9,411)	-	-	-	(4,825)	(12)	(14,314)

Three months ended March 31, 2019
OCI unrealized gain (loss)	265	10,540	68,047	-	2,317	-	(9)	81,160

Nine months ended March 31, 2020
OCI unrealized loss	(1,015)	(24,280)	(8,362)	-	(2,613)	(8,537)	(62)	(44,869)

Nine months ended March 31, 2019
OCI unrealized (loss) gain	(903)	(5,648)	(89,702)	76,873	(6,211)	-	(9)	(25,600)

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(b)	Derivatives

At March 31, 2020, the Company held the following derivative investments:

Financial asset hierarchy level	Level 3	Level 3	Level 3	Level 2	Level 2	Level 2	Level 2	Level 2	Level 3	Level 2	Level 2
Derivatives and convertible debentures at fair value through profit or loss (“FVTPL”)	Micron	Radient	Alcanna	CTT	Capcium	TGOD	ACI	Choom	Investee-B	High Tide	Namaste	Total
			Note 4(b)		Note 4(c)	Note 4(d)	Note 4(f)	Note 4(g)		Note 4(e)
	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2019	84	65	425	33	7,518	24,162	10,083	19,369	14,316	10,241	113	86,409
Additions	-	-	-	-	-	-	-	-	-	2,000	-	2,000
Unrealized (loss) gain on changes in fair value	(84)	(65)	(376)	(33)	(7,518)	(23,613)	(7,778)	(1,116)	415	144	(100)	(40,124)
Foreign exchange	-	-	-	-	-	-	-	-	1,209	-	-	1,209
Balance, March 31, 2020	-	-	49	-	-	549	2,305	18,253	15,940	12,385	13	49,494
Current portion	-	-	-	-	-	(1)	-	-	-	(9,584)	-	(9,585)
Long-term portion	-	-	49	-	-	548	2,305	18,253	15,940	2,801	13	39,909

Unrealized gain (loss) on derivatives (Note 19)
Three months ended March 31, 2020
Foreign exchange gain	-	-	-	-	-	-	-	-	1,185	-	-	1,185
Inception gains amortized	-	-	-	-	-	-	-	-	-	-	-	-
Unrealized (loss) gain on changes in fair value	-	-	(140)	(7)	-	(1,501)	(3,036)	(269)	289	(496)	-	(5,160)
	-	-	(140)	(7)	-	(1,501)	(3,036)	(269)	1,474	(496)	-	(3,975)

Three months ended March 31, 2019
Inception gains amortized	150	226	-	-	-	-	-	-	-	-	-	376
Unrealized (loss) gain on changes in fair value	92	382	293	(1,257)	379	31,359	-	1,477	(98)	-	(55)	32,572
	242	608	293	(1,257)	379	31,359	-	1,477	(98)	-	(55)	32,948

Nine months ended March 31, 2020
Foreign exchange gain	-	-	-	-	-	-	-	-	1,209	-	-	1,209
Inception gains amortized	306	403	-	-	-	-	-	-	-	-	-	709
Unrealized (loss) gain on changes in fair value	(84)	(65)	(376)	(33)	(7,518)	(23,613)	(7,778)	(1,116)	415	144	(100)	(40,124)
	222	338	(376)	(33)	(7,518)	(23,613)	(7,778)	(1,116)	1,624	144	(100)	(38,206)

Nine months ended March 31, 2019
Foreign exchange gain	-	-	-	-	-	-	-	-	600	-	-	600
Inception gains amortized	456	690	-	-	-	-	-	-	-	-	-	1,146
Unrealized (loss) gain on changes in fair value	(694)	(731)	(2,003)	(15,696)	2,293	(52,690)	68,514	671	(444)	-	(345)	(1,125)
	(238)	(41)	(2,003)	(15,696)	2,293	(52,690)	68,514	671	156	-	(345)	621

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 6 Investments in Associates and Joint Ventures

The carrying value of investments in associates and joint ventures consist of:

	Cann Group	Alcanna	CTT	Capcium	Choom	Total
	Note 4(a)	Note 4(b)		Note 4(c)	Note 4(g)
	$	$	$	$	$	$
Balance, June 30, 2019	57,017	50,950	1,025	9,853	-	118,845
Additions	-	-	-	-	1,775	1,775
Share of net loss(1)	(1,228)	(2,230)	(24)	(840)	-	(4,322)
Impairment	(37,213)	-	-	(9,013)	-	(46,226)
OCI FX and share of OCI income (loss)	(361)	(22)	(8)	-	-	(391)
Balance, December 31, 2019	18,215	48,698	993	-	1,775	69,681
Share of net loss(1)	(824)	(3,412)	(16)	-	(359)	(4,611)
Impairment	-	(27,748)	-	-	(428)	(28,176)
OCI FX and share of OCI income (loss)	(1,022)	(102)	82	-	(2)	(1,044)
Balance, March 31, 2020	16,369	17,436	1,059	-	986	35,850
(1)	Represents an estimate of the Company’s share of net loss based on the latest available information of each investee.

Note 7 Biological Assets

The following inputs and assumptions are all categorized within Level 3 on the fair value hierarchy and were used in determining the fair value of biological assets:

Inputs and assumptions	Description	Correlation between inputs and fair value
Average selling price per gram	Represents the average selling price per gram of dried cannabis net of excise taxes, where applicable, for the period for all strains of cannabis sold, which is expected to approximate future selling prices.	If the average selling price per gram were higher (lower), estimated fair value would increase (decrease).
Average attrition rate	Represents the weighted average number of plants culled at each stage of production.	If the average attrition rate was lower (higher), estimated fair value would increase (decrease).
Weighted average yield per plant	Represents the weighted average number of grams of dried cannabis inventory expected to be harvested from each cannabis plant.	If the weighted average yield per plant was higher (lower), estimated fair value would increase (decrease).
Standard cost per gram to complete production	Based on actual production costs incurred divided by the grams produced in the period.	If the standard cost per gram to complete production was lower (higher), estimated fair value would increase (decrease).
Stage of completion in the production process	Calculated by taking the weighted average number of days in production over a total average grow cycle of approximately twelve weeks.	If the number of days in production was higher (lower), estimated fair value would increase (decrease).

The Company utilizes an income approach to determine the fair value less cost to sell at a specific measurement date, based on the existing cannabis plants’ stage of completion up to the point of harvest. The stage of completion is determined based on the specific date of clipping the mother plant, the period-end reporting date, the average growth rate for the strain and facility environment and is calculated on a weighted average basis for the number of plants in the specific lot. The number of weeks in a production cycle is approximately 12 weeks from propagation to harvest. As of March 31, 2020, the weighted average fair value less cost to complete and cost to sell a gram of dried cannabis was $2.50 per gram (June 30, 2019 - $2.94 per gram).

The following table highlights the sensitivities and impact of changes in significant assumptions on the fair value of biological assets:

Significant inputs & assumptions	Range of inputs			Impact on fair value
	March 31, 2020	June 30, 2019	Sensitivity	March 31, 2020	June 30, 2019
Average selling price per gram	$5.89	$5.86	Increase or decrease of $1.00 per gram	$9,220	$14,868
Weighted average yield (grams per plant)	39.55	42.85	Increase or decrease by 5 grams per plant	$3,840	$6,417

The Company’s estimates are, by their nature, subject to change, and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The changes in the carrying value of biological assets during the period are as follows:

$
Balance, June 30, 2019	51,836
Production costs capitalized	40,941
Changes in fair value less cost to sell due to biological transformation	70,513
Transferred to inventory upon harvest	(132,718)
Balance, March 31, 2020	30,572

During the three and nine months ended March 31, 2020, the Company’s biological assets produced 36,207 and 108,334 kilograms of dried cannabis, respectively (three and nine months ended March 31, 2019 - 15,590 and 28,408 kilograms, respectively). As at March 31, 2020, it is expected that the Company’s biological assets will yield approximately 26,832 kilograms (June 30, 2019 - 36,010 kilograms) of cannabis when harvested. As of March 31, 2020, the weighted average stage of growth for the biological assets was 45% (June 30, 2019 - 49%).

Note 8 Inventory

The following is a breakdown of inventory:

	March 31, 2020			June 30, 2019
	Capitalized cost	Fair value adjustment	Carrying value	Capitalized cost	Fair value adjustment	Carrying value
	$	$	$
Harvested cannabis
Work-in-process	68,161	62,799	130,960	31,381	33,745	65,126
Finished goods	19,398	4,091	23,489	7,771	4,182	11,953
	87,559	66,890	154,449	39,152	37,927	77,079
Extracted cannabis
Work-in-process	29,987	5,647	35,634	4,788	1,761	6,549
Finished goods	20,222	3,608	23,830	7,556	1,255	8,811
	50,209	9,255	59,464	12,344	3,016	15,360
Hemp products
Raw materials	7,482	-	7,482	4,508	-	4,508
Work-in-process	1,018	-	1,018	1,000	-	1,000
Finished goods	8,912	-	8,912	3,183	-	3,183
	17,412	-	17,412	8,691	-	8,691

Supplies and consumables	17,133	-	17,133	2,204	-	2,204

Merchandise and accessories	2,731	-	2,731	10,307	-	10,307

Ending balance	175,044	76,145	251,189	72,698	40,943	113,641

During the three and nine months ended March 31, 2020, inventory expensed to cost of goods sold was $59.0 million and $166.3 million (three and nine months ended March 31, 2019 - $46.3 million and $117.6 million), respectively, which included $15.4 million and $56.7 million (three and nine months ended March 31, 2019 - $17.4 million and $49.0 million) of non-cash expense, respectively, related to the changes in fair value of inventory sold. During the three and nine months ended March 31, 2020, management recognized an $8.4 million charge to the net realizable value of our inventory due to a decrease in selling price.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 9 Property, Plant and Equipment

The following summarizes the carrying values of property, plant and equipment for the periods reflected:

	March 31, 2020				June 30, 2019
	Cost	Accumulated depreciation	Impairment	Net book value	Cost	Accumulated depreciation	Net book value
Owned assets
Land	38,262	-	(893)	37,369	39,532	-	39,532
Real estate	530,914	(50,951)	(10,294)	469,669	420,737	(25,682)	395,055
Construction in progress	373,781	-	(38,720)	335,061	222,884	-	222,884
Computer software & equipment	29,200	(10,723)	(105)	18,372	20,850	(5,367)	15,483
Furniture & fixtures	10,873	(3,922)	(127)	6,824	9,312	(2,847)	6,465
Production & other equipment	140,430	(34,367)	(9,211)	96,852	102,403	(17,894)	84,509
Total owned assets	1,123,460	(99,963)	(59,350)	964,147	815,718	(51,790)	763,928

Right-of-use lease assets (1)
Land	27,693	(574)	-	27,119	-	-	-
Real estate	69,018	(5,676)	(2,416)	60,926	-	-	-
Production & other equipment	5,182	(2,512)	-	2,670	2,010	(371)	1,639
Total right-of-use lease assets	101,893	(8,762)	(2,416)	90,715	2,010	(371)	1,639

Total property, plant and equipment	1,225,353	(108,725)	(61,766)	1,054,862	817,728	(52,161)	765,567
(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(d)(i)).

The following summarizes the changes in the net book values of property, plant and equipment for the periods presented:

	Balance, June 30, 2019	IFRS 16 Transition (1)	Additions	Disposals	Other (2)	Depreciation	Impairment	Foreign currency translation	Balance, March 31, 2020
Owned assets
Land	39,532	-	495	-	(1,919)	-	(893)	154	37,369
Real estate	395,055	-	36,194	(134)	73,271	(26,411)	(10,294)	1,988	469,669
Construction in progress (3)	222,884	-	248,755	-	(97,903)	-	(38,720)	45	335,061
Computer software & equipment	15,483	-	7,934	(43)	458	(5,363)	(105)	8	18,372
Furniture & fixtures	6,465	-	1,186	(10)	367	(1,076)	(127)	19	6,824
Production & other equipment	84,509	-	32,199	(2,222)	7,492	(16,387)	(9,211)	472	96,852
Total owned assets	763,928	-	326,763	(2,409)	(18,234)	(49,237)	(59,350)	2,686	964,147

Right-of-use leased assets (1)
Land	-	30,936	-	-	(3,243)	(574)	-	-	27,119
Real estate	-	62,817	6,826	(688)	(33)	(5,794)	(2,416)	214	60,926
Production & other equipment	1,639	2,296	902	(64)	-	(2,141)	-	38	2,670
Total right-of-use lease assets	1,639	96,049	7,728	(752)	(3,276)	(8,509)	(2,416)	252	90,715

Total property, plant and equipment	765,567	96,049	334,491	(3,161)	(21,510)	(57,746)	(61,766)	2,938	1,054,862
(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(d)(i)).
(2)	Includes reclassification of construction in progress cost when associated projects are complete. Includes the $18.2 million transfer of land and real estate to assets held for sale as at December 31, 2019 associated with the Exeter property (Note 12).

During the three and nine months ended March 31, 2020, $12.1 million and $25.9 million (three and nine months ended March 31, 2019 - $6.9 million and $8.4 million), respectively, in borrowing costs were capitalized to construction in progress at a weighted average interest rate of 10% and 13% (three and nine months ended March 31, 2019 - 15% and 14%), respectively.

As of March 31, 2020, $268.4 million (June 30, 2019 - nil) of property, plant and equipment were temporarily idle as the Company continues to evaluate all capital projects and investments to prioritize core cannabis operations. Of the $268.4 million idle property, plant, and equipment, $257.3 million relates to the Aurora Sun facility, $11.1 million relates to the Nordic Sky Facility.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Depreciation relating to manufacturing equipment and production facilities for owned and right-of-use lease assets is capitalized into biological assets and inventory, and is expensed to cost of sales upon the sale of goods. During the three and nine months ended March 31, 2020, the Company recognized $17.5 million and $57.7 million, respectively, of depreciation expense of which $6.4 million and $18.1 million (three and nine months ended March 31, 2019 - $4.6 million and $5.8 million, respectively) was reflected in cost of sales.

Impairments

The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the three and nine months ended March 31, 2020, management noted indicators of impairment at the asset specific level and at the Cash Generating Unit (“CGU”) level which are discussed below.

Asset specific impairments

During the period ended December 31, 2019, the Company halted construction of its Nordic Sky facility which is an indicator of impairment. The fair value of the Nordic Sky facility was determined based on a third-party appraisal using a fair value less cost to dispose (“FVLCD”) approach with the capitalization methodology using unobservable inputs (level 3). As a result, the Company recognized nil and $34.6 million impairment loss for Nordic Sky for the three and nine months ended March 31, 2020 respectively. The Nordic Sky facility, and the corresponding impairment loss, is allocated to the cannabis operating segment (Note 23).

During the three and nine months ended March 31, 2020, the Company recognized $9.6 million and $11.0 million impairment losses, respectively, for its Exeter property (Note 12).

CGU impairments

Canadian Hemp CGU

The following factors were identified as impairment indicators for the Canadian Hemp CGU as at March 31, 2020:

i.	Revenue decline - Slower than anticipated launch of new products has resulted in a decrease of expected sales and profitability for the Canadian Hemp CGU as compared to outcomes initially forecasted by management;
i.	Change in strategic plans - Management is currently evaluating the Company’s strategy and market opportunities with respect to hemp-derived CBD. As part of this process, management is considering the divestiture of certain Canadian Hemp assets (Note 26).

As a result of the above factors, management performed an impairment test as at March 31, 2020 for the Canadian Hemp CGU.

The Company’s Canadian Hemp CGU represents its operations dedicated to the cultivation and sale of hemp products within Canada. This CGU is attributed to the Company’s cannabis operating segment. The $0.2 million recoverable amount was determined using a FVLCD method by discounting the most recent expected future net cash flows attributable to the Canadian Hemp CGU. As a result, management recorded impairment losses of $9.8 million during the three and nine months ended March 31, 2020 (three and nine months ended March 31, 2019 - nil). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $7.4 million of impairment losses to owned property, plant and equipment and $2.4 million of impairment losses to right-of-use leased assets (Note 9). The recoverable amount of owned property, plant and equipment and right-of-use leased assets within this CGU was determined based on fair value less cost to dispose using a market approach (Level 3 inputs).

During the three and nine months ended March 31, 2020, the Company recognized impairment losses within its Latin American Hemp CGU, and its European Hemp CGU, and allocated impairment losses of nil and $15.9 million, respectively, to property, plant and equipment (Note 9). The property, plant and equipment of the Latin American Hemp CGU, and the European Hemp CGU and the corresponding impairment losses are allocated to the cannabis operating segment (Note 23).

Note 10 Business Combinations

Whistler Medical Marijuana Corporation (“Whistler”)

On March 1, 2019, the Company acquired Whistler, a Canadian private licensed producer of organic cannabis products.

The Company acquired all of the issued and outstanding shares of Whistler for aggregate consideration of $158.1 million comprised of:

•	13,460,833 common shares with a fair value of $130.8 million;
•	$2.9 million related to the settlement of a pre-existing loan; and
•	$24.4 million of contingent consideration, which represents the estimated fair value of $25.1 million gross consideration to be paid in Aurora common shares upon achievement of certain milestones related to Whistler’s Pemberton facility obtaining a cannabis license and the facility being fully planted.

The Company also issued 207,100 common shares with a fair value of $2.1 million for finders’ fees related to this acquisition.

Under the terms of the purchase agreement, a further $14.9 million in gross contingent consideration is to be paid out to the former shareholders of Whistler subject to the continued employment of the founder of Whistler. In accordance with IFRS 3, the additional cost of this consideration is accounted for as share-based compensation expense for post-combination services provided in the period that the applicable conditions are met.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

During the three months ended March 31, 2020, management finalized the purchase price allocation of Whistler based on the Company’s estimated fair value of the identifiable assets acquired and the liabilities assumed on the acquisition date. No changes were made to the purchase price allocation disclosed in the audited consolidated financial statements for the year ended June 30, 2019.

Note 11 Non-Controlling Interests (“NCI”)

Aurora Nordic

As of March 31, 2020, the Company held a 51% ownership interest in Aurora Nordic. The following table presents the summarized financial information for Aurora Nordic before intercompany eliminations.

March 31, 2020
$
Current assets	3,937
Non-current assets	29,860
Current liabilities	3,492
Non-current liabilities	74,385
Revenue for the nine months ended	5,062
Net loss for the nine months ended	45,148

Hempco

Hempco is a producer of industrial hemp products and is developing hemp foods, hemp fiber and hemp nutraceuticals. Aurora initially acquired a 22.3% ownership interest in Hempco by subscribing to its private placement of 10,558,676 units at $0.3075 per unit for gross proceeds of $3.2 million. On March 22, 2018 and May 7, 2018, the Company increased its ownership in Hempco to 35.1% and 52.3%, respectively, through the exercise of 10,558,676 share purchase warrants at $0.41 for a cost of $4.3 million, and the exercise of its call option to purchase 10,754,942 shares from the two founders at $0.40 per share for a cost $4.3 million, respectively.

In August 2019, the Company completed the acquisition of the remaining common shares of Hempco not previously owned by Aurora. The Company issued a total of 217,554 shares and reserved 242,602 of shares issuable upon the potential exercise of certain outstanding Hempco stock options. As Aurora previously controlled Hempco with a 51% ownership interest, the transaction resulted in a change to Aurora’s ownership stake and was accounted for as an equity transaction. The $18.3 million difference between the $2.1 million in NCI interest and the $20.4 million fair value of consideration paid was recognized directly in deficit. Prior to the acquisition of the remaining ownership interest, Hempco was listed on the TSX Venture Exchange.

Note 12 Assets Held for Sale

Accounting Policy

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily through sale rather than through continuing use. Such assets, or disposal groups, are generally measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses on initial classification as held-for-sale and subsequent gains and losses on remeasurement are recognized in profit or loss. Once classified as held-for-sale, intangible assets and property, plant and equipment are no longer amortized or depreciated.

In connection with management’s plan to rationalize capital expenditures to align the Company’s cultivation footprint to current demand, in November 2019, the Company committed to sell its Exeter land and greenhouse (the “Exeter Property”) and reclassified it from property, plant and equipment to assets held for sale. The Company obtained a third-party appraisal to determine the fair value of the Exeter Property based on a direct comparison approach (Level 2). Subsequent to March 31, 2020, the Company accepted an offer to sell the property for net proceeds of $8.6 million. Based on the estimated fair value less cost of disposal of $8.6 million, the Company recognized a $9.6 million and $11.0 million impairment loss during the three and nine months ended March 31, 2020, respectively. The Exeter Property, and the corresponding impairment loss, is allocated to the cannabis operating segment (Note 23).

	Land	Building & Improvements	Total Value
	$	$	$
Balance, June 30, 2019	2,653	17,430	20,083
Depreciation	-	(406)	(406)
Balance, November 25, 2019	2,653	17,024	19,677
Impairment	(1,219)	(9,828)	(11,047)
Fair value at March 31, 2020	1,434	7,196	8,630

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 13 Intangible Assets and Goodwill

The following is a continuity schedule of intangible assets and goodwill:

	March 31, 2020				June 30, 2019
	Cost	Accumulated amortization	Impairment	Net book value	Cost	Accumulated amortization	Net book value
Definite life intangible assets:
Customer relationships	86,278	(26,260)	(4,203)	55,815	86,278	(14,710)	71,568
Permits and licenses	216,220	(26,645)	(4,977)	184,598	227,916	(18,588)	209,328
Patents	1,895	(431)	-	1,464	1,895	(293)	1,602
Intellectual property and know-how	82,500	(22,095)	(4,401)	56,004	82,500	(12,386)	70,114
Software	32,187	(2,845)	-	29,342	17,824	(1,172)	16,652
Indefinite life intangible assets:
Brand	148,399	-	(1,700)	146,699	148,399	-	148,399
Permits and licenses	170,442	-	(143,414)	27,028	170,703	-	170,703
Total intangible assets	737,921	(78,276)	(158,695)	500,950	735,515	(47,149)	688,366
Goodwill	3,177,753	-	(762,231)	2,415,522	3,172,550	-	3,172,550
Total	3,915,674	(78,276)	(920,926)	2,916,472	3,908,065	(47,149)	3,860,916

The following summarizes the changes in the net book value of intangible assets and goodwill for the periods presented:

	Balance, June 30, 2019	Additions	Disposals	Amortization	Impairment	Foreign currency translation	Balance, March 31, 2020
Definite life intangible assets:
Customer relationships	71,568	-	-	(11,550)	(4,203)	-	55,815
Permits and licenses	209,328	-	(11,696)	(8,057)	(4,977)	-	184,598
Patents	1,602	-	-	(138)	-	-	1,464
Intellectual property and know-how	70,114	-	-	(9,709)	(4,401)	-	56,004
Software	16,652	14,363	-	(1,673)	-	-	29,342
Indefinite life intangible assets:
Brand	148,399	-	-	-	(1,700)	-	146,699
Permits and licenses (1)	170,703	-	-	-	(143,414)	(261)	27,028
Total intangible assets	688,366	14,363	(11,696)	(31,127)	(158,695)	(261)	500,950
Goodwill	3,172,550	-	-	-	(762,231)	5,203	2,415,522
Total	3,860,916	14,363	(11,696)	(31,127)	(920,926)	4,942	2,916,472
(1)	Indefinite life permits and licenses are predominantly held by the Company’s foreign subsidiaries. Given that these permits and licenses are connected to the subsidiary rather than a specific asset, there is no foreseeable limit to the period over which these assets are expected to generate future cash inflows for the Company.

As at March 31, 2020, all of the $173.7 million (June 30, 2019 - $319.1 million) indefinite life intangibles are allocated to the group of CGUs that comprise the cannabis segment.

Impairments

At the end of each reporting period, the Company assesses whether there were events or changes in circumstances that would indicate that a CGU or group of CGUs were impaired. The Company considers external and internal factors, including overall financial performance and relevant entity-specific factors, as part of this assessment.

As at March 31, 2020 management had noted indicators of impairment present within its Canadian Hemp CGU and as a result performed an indicator-based impairment test as at March 31, 2020. Refer to Note 9 for the valuation method and significant assumptions used in determining the Canadian Hemp CGU’s recoverable amount.

As the Canadian Hemp CGU is allocated to the cannabis operating segment, management also tested the cannabis operating segment which contains the associated goodwill as at March 31, 2020. The recoverable amount of the cannabis operating segment was determined using the same valuation methodology and significant assumptions used during the Company’s December 31, 2019 impairment test updating the forecast for actual Q3 2020 results (see Cannabis Operating Segment (Goodwill) below). Management compared the recoverable amount to the updated carrying value of the cannabis operating segment as at March 31, 2020 and as the recoverable amount was higher than the carrying value, no additional impairment was recognized.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following factors were identified as impairment indicators as at December 31, 2019:

i.	Revenue decline - Constraints in the provincial retail distribution network, including a slower than expected roll-out of retail stores across Canada, has resulted in a decrease of expected sales and profitability as compared to outcomes initially forecasted by management;
ii.	Change in strategic plans - Halting of construction at Aurora’s Nordic Sky Facility and deferral of the majority of final construction and commissioning activities at its Aurora Sun Facility;
iii.	Decline in stock price and market capitalization - As at December 31, 2019, the carrying amount of the Company’s total net assets exceeded the Company’s market capitalization.

As a result of these factors, management performed an indicator-based impairment test as at December 31, 2019 for the Canadian Cannabis CGU, Latin American CGU, European Hemp CGU, and the Analytical Testing CGU.

The Company allocated all of its goodwill to the cannabis operating segment for the purpose of the impairment test as this represented the lowest level at which management monitored goodwill. As the cannabis operating segment is comprised of various CGUs, management tested the individual CGUs, which had indicators of impairment, for impairment before the cannabis operating segment which contains the associated goodwill. The recoverable amount of all CGUs was determined based on a Fair Value Less Cost of Disposal (“FVLCD”) using level 3 inputs in a Discounted Cash Flow (“DCF”) methodology. The significant assumptions applied in the determination of the recoverable amount are described below:

i.	Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. The forecasts are extended to a total of five years (and a terminal year thereafter);
ii.	Terminal value growth rate: The terminal growth rate was based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.	Post-tax discount rate: The post-tax discount rate is reflective of the CGUs Weighted Average Cost of Capital (“WACC”). The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, an unsystematic risk premium, and after-tax cost of debt based on corporate bond yields; and
iv.	Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

Key assumptions used in calculating the recoverable amount for each CGU tested for impairment as at December 31, 2019 is outlined in the following table:

	Canadian Cannabis CGU	Latin American CGU	European Hemp CGU	Analytical Testing CGU
Terminal value growth rate	3.0%	3.0%	3.0%	3.0%
Discount Rate	11.5%	31.8%	15.0%	14.0%
Budgeted Revenue growth rate (average of next five years)	46.0%	3.0%	13.5%	12.5%
Fair Value Less Cost to Dispose	$3,712,967	$12,386	$11,572	$8,064

Canadian Cannabis CGU

The Company’s Canadian Cannabis CGU represents its operations dedicated to the cultivation and sale of cannabis products within Canada. Management concluded that the recoverable amount was higher than the carrying value as at December 31, 2019, and no impairment was recognized within the Canadian Cannabis CGU.

Latin American (“LATAM”) CGU

The Company’s LATAM CGU represents its operations dedicated to the cultivation and sale of cannabis and hemp products within LATAM. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $152.3 million during the nine months ended March 31, 2020 (nine months ended March 31, 2019 - nil). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. Management allocated $143.4 million of impairment losses to the CGU’s indefinite life permits and licenses and $8.8 million of impairment losses to property, plant and equipment (Note 9).

European Hemp CGU

The Company’s European Hemp CGU represents its operations dedicated to the cultivation and sale of hemp products within Europe. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $7.0 million during the nine months ended March 31, 2020 (nine months ended March 31, 2019 - nil). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was fully allocated to property, plant and equipment (Note 9).

Analytical Testing CGU

The Company’s Analytical Testing CGU represents its operations dedicated to analytical and quality control testing of cannabis. This CGU is attributed to the Company’s cannabis operating segment. As a result of the impairment test, management concluded that the carrying value was higher than the recoverable amount and recorded impairment losses of $12.8 million during the nine months ended March 31, 2020 (nine months ended March 31, 2019 - nil). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was allocated among intangible assets including customer relationships, definite life permits and licenses, know-how and brand.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Patient Counseling CGU

The Company’s Patient Counseling CGU represents its operations dedicated to patient counseling and educational operations. This CGU is attributed to the Company’s cannabis operating segment. The recoverable amount of $0.5 million was determined using a FVLCD method by discounting the most recent expected future net cash flows to the Company from the investment. Management concluded that the estimated recoverable amount of the investment is nominal and as a result, recorded impairment losses of $2.5 million during the nine months ended March 31, 2020 (nine months ended March 31, 2019 - nil). Management allocated the impairment loss based on the relative carrying amounts of the CGU’s assets at the impairment date, with no individual asset being reduced below its recoverable amount. The impairment loss was allocated to the customer relationship intangible asset.

Cannabis Operating Segment (Goodwill)

The recoverable amount of the cannabis operating segment was determined based on FVLCD using Level 3 inputs in a DCF analysis. The Company uses its market capitalization and comparative market multiples to corroborate discounted cash flow results. The significant assumptions applied in determining the recoverable amount are described below:

i.	Cash flows: Estimated cash flows were projected based on actual operating results from internal sources as well as industry and market trends. The forecasts was five years (June 30, 2019 - 3 years) including a terminal year thereafter. Management used an average sales growth rate of 49% (June 30, 2019 - 69%) over the forecasted period (exclusive of terminal year). The average sales growth rate was decreased from the June 30, 2019 forecast to reflect constraints in the provincial retail distribution network, including a slower than expected roll-out of retail stores across Canada;
ii.	Terminal value growth rate: Management used a 3.0% (June 30, 2019 - 3.0%) terminal growth rate which is based on historical and projected consumer price inflation, historical and projected economic indicators, and projected industry growth;
iii.	Post-tax discount rate: Management used a 13.0% post-tax discount rate (June 30, 2019 - 13.5%) which is reflective of the cannabis operating segment’s WACC. The WACC was estimated based on the risk-free rate, equity risk premium, beta adjustment to the equity risk premium based on a direct comparison approach, a size premium and company specific risk, and after-tax cost of debt based on corporate bond yields; and
iv.	Tax rate: The tax rates used in determining the future cash flows were those substantively enacted at the respective valuation date.

As a result of the impairment test as at December 31, 2019, management concluded that the carrying value of the cannabis operating segment was higher than the $3.9 billion recoverable amount and recorded impairment losses of $762.2 million during the three months ended December 31, 2019. The impairment was allocated entirely to reduce goodwill for the cannabis operating segment. The impairment loss was recognized due to a change in overall industry/market conditions, a change in management’s forecasted sales and profitability outlook and a realignment and refocus of strategic plans to meet market demand.

Note 14 Convertible Debentures

	Mar 2018 (i)	Jan 2019 (ii)	Total
	$	$	$
Balance, June 30, 2019	212,094	291,487	503,581
Conversion of debt	(219,614)	-	(219,614)
Interest paid	(7,948)	(27,789)	(35,737)
Accretion	9,857	19,651	29,508
Accrued interest	7,917	18,993	26,910
Principal repayments	(2,306)	-	(2,306)
Unrealized gain on foreign exchange	-	22,351	22,351
Balance, March 31, 2020	-	324,693	324,693
Current portion	-	(31,880)	(31,880)
Long-term portion	-	292,813	292,813

(i)	In November 2019, the Company provided notice to all holders of Aurora’s $230.0 million 5% unsecured, convertible debentures issued on March 9, 2018 and due March 9, 2020 (the “Debentures”) of an option to voluntarily convert their Debentures at a temporarily amended early conversion price of $39.40 (the “Amended Early Conversion Price”) calculated based on a 6% discount to the average daily VWAP of Aurora’s common shares on both the Canadian and U.S. stock exchanges.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On November 25, 2019, $227.0 million principal amount, or approximately 99%, of the Debentures were converted under the Amended Early Conversion Price into 5,761,260 common shares of Aurora. Debenture holders that elected to convert also received a total of $7.9 million of interest paid in cash which was comprised of: (i) $4.7 million of accrued and unpaid interest from the last interest payment date, being June 30, 2019, up to, but excluding, November 25, 2019, and (ii) $3.2 of million future unpaid interest from November 25, 2019, up to, but excluding, the date of maturity of the Debentures, being March 9, 2020. In accordance with IAS 32 - Financial Instruments: Presentation, the reduction of the conversion price to induce early conversion resulted in a loss of $172.3 million during the nine months ended March 31, 2020 (Note 19). The loss is calculated as the difference between the fair value of the consideration the holders received on conversion under the revised terms and the fair value of the consideration the holders would have received under the original terms of the agreement. On March 6, 2020, the Company repaid the remaining principal balance of $2.3 million in cash.

(i)	On January 24, 2019, the Company issued $460.6 million (US$345.0 million) in aggregate principal amount of Convertible Senior Notes due 2024 (“Senior Notes”) issued at par value. Holders may convert all or any portion of the Senior Notes at any time. The Senior Notes are unsecured, mature on February 28, 2024 and bear cash interest semi-annually at a rate of 5.5% per annum. The initial conversion rate for the Senior Notes is 138.37 common shares per US$1,000 principal amount of Senior Notes, equivalent to an initial conversion price of approximately US$7.23 per common share.

In accordance with IFRS 9, the equity conversion option embedded in the Senior Notes was determined to be a derivative liability, which has been recognized separately at its fair value. Subsequent changes in the fair value of the equity conversion option will be recognized through profit and loss (i.e. FVTPL). The equity conversion option was classified as an option liability as it can be settled through the issuance of a variable number of shares, cash or a combination thereof, based on the exchange rate and or trading price at the time of settlement.

As of March 31, 2020, the conversion option had a fair value of $2.6 million (June 30, 2019 - $177.4 million) and the Company recognized a $5.9 million and $174.8 million unrealized gain on the derivative liability for the three and nine months ended March 31, 2020 (three and nine months ended March 31, 2019 - $101.5 million loss), respectively. The fair value of the conversion option was determined based on the Kynex valuation model with the following assumptions: share price of US$0.91 (June 30, 2019 - US$7.82), volatility of 75% (June 30, 2019 - 60%), implied credit spread of 4,288 bps (June 30, 2019 - 897 bps), and assumed stock borrow rate of 50% (June 30, 2019 - 15%). As of March 31, 2020, the Company has accrued interest of $19.0 million on these Senior Notes.

Note 15 Loans and Borrowings

As at March 31, 2020, the Company had the following loans and borrowings:

	Note	March 31, 2020	June 30, 2019
		$	$
Term loan credit facilities	15(a)	149,578	139,900
Revolving credit facility	15(a)	22,000	-
Debentures		4	18
Lease liabilities	15(b)	96,436	1,326
Total loans and borrowings		268,018	141,244
Current portion		(21,772)	(13,758)
Long-term		246,246	127,486

(a)	Credit facilities

The changes in the carrying value of current and non-current term loans are as follows:

	Term loan credit facilities	Revolving credit facility
	$	$
Balance, June 30, 2019	139,900	-
Additions	64,394	22,000
Deferred financing fee	(1,789)	-
Gain on debt modification	(2,154)	-
Accretion	9,615	12
Interest payments	(5,340)	(12)
Principal repayments	(55,048)	-
Balance, March 31, 2020	149,578	22,000
Current portion	(16,013)	-
Long-term portion	133,565	22,000

On August 29, 2018, the Company entered into a secured credit agreement (as amended, the “Credit Agreement”) with Bank of Montreal (“BMO”) and certain lenders to establish a credit facility (as amended, the “Credit Facility”). Under the original terms of the Credit Facility, we had access to an aggregate of $200.0 million in funds that are available through a $50.0 million revolving credit facility (“Facility A”) and a $150.0 million non-revolving facility (“Facility B”).

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On September 4, 2019, the Company executed an amendment and upsized its existing C$200.0 million Credit Facility to C$360.9 million (the “First Amended and Restated Credit Agreement”). The First Amended and Restated Credit Agreement consisted of an additional C$160.9 million comprised of a $64.4 million non-revolving facility (“Facility C”), a $96.5 million non-revolving facility (“Facility D”) which represented capital committed for the construction of Aurora Sun, and an additional option to increase the amended credit facility by $39.1 million subject to certain customary terms and conditions.

On March 25, 2020, the Company executed an amendment to the First Amended and Restated Credit Agreement (the “First Amendment to the First Amended and Restated Credit Agreement”) which reduces the overall borrowing capacity to C$264.4 million by eliminating Facility D, as a result of the Company halting construction on Aurora Sun. In conjunction with the First Amendment to the First Amended and Restated Credit Agreement, the Company utilized its $45.0 million restricted cash collateral balance to repay and permanently reduce the outstanding term loan balance under Facility C.

On March 27, 2020, the Company drew $22.0 million under Facility A which bears interest at a rate of 4.70%, based on a Canadian prime rate of 2.45% plus an applicable margin of 2.25%, payable monthly. Draws under Facility A are subject to a borrowing base limit determined based on certain eligible receivables less certain statutory payables. As at March 31, 2020, $26.0 million of total borrowing capacity remains under Facility A, of which $4.6 million is available to the Company.

As at March 31, 2020, the Company had a total of $2.0 million of letters of credit and $22.0 million of principal outstanding under Facility A, $137.8 million principal outstanding under Facility B, and $17.8 million principal outstanding under Facility C. In accordance with IFRS 9, the amounts outstanding under the amended Credit Facility were initially recorded at fair value and subsequently accounted for at amortized cost based on the effective interest rate.

Under the terms of the First Amended and Restated Credit Agreement, the Company is subject to certain customary financial and non-financial covenants and restrictions. The Credit Facility matures on August 29, 2021 and has a first ranking general security interest in the assets of Aurora and the loans can be repaid at any time without penalty at Aurora’s discretion. Interest and standby fees are accrued at variable rates based on the Company’s borrowing elections and certain financial metrics.

Under the terms of the First Amended and Restated Credit Agreement and the First Amendment to the First Amended and Restated Credit Agreement, the Company can elect, at its sole discretion, to receive advances under Facility A, Facility B and Facility C through certain availment options, which includes prime rate loans and bankers’ acceptances with maturity dates up to six months that, at the discretion of the Company, roll over upon their maturities unless Aurora elects to convert the then outstanding principal into prime rate loans at any time before August 29, 2021. During the six months ended December 31, 2019, the Company rolled over its advances for Facility B and C using the bankers’ acceptances with 3-month maturity dates at an average rate of 5.33%. During the three months ended March 31, 2020, the Company elected to revert back to prime rate loans for Facility B and Facility C to take advantage of a lower interest rate of 4.70%. In accordance with IFRS 9, the loan conversion was determined to be a non-substantial modification of the loan terms. As a result, the Company recognized gains of $2.1 million and $2.2 million in the condensed consolidated interim statement of comprehensive loss for the three and nine months ended March 31, 2020 (three and nine months ended March 31, 2019 - $0.2 million and $2.0 million gains), respectively, with a corresponding adjustment to the carrying value of the Credit Facility. The gains were determined based on the difference between the original contractual cash flows and the modified expected cash flows, which was discounted at the original effective interest rate.

The First Amendment to the First Amended and Restated Credit Agreement reformulated the financial covenants governing the Credit Facility, and as of the execution of the First Amendment to the First Amended and Restated Credit Agreement, the Company is required meet the following financial covenants:

•	Total funded debt to shareholders’ equity is not to exceed 0.20:1 at any time. Total funded debt includes all obligations (except those noted below) which constitute debt and is calculated as the total principal outstanding under Facility A, Facility B, Facility C, the January 24, 2019 Senior Notes, total obligations under capital leases determined in accordance with IAS 17 - Leases, and other obligations secured by Purchase-Money Security Interests, capitalized interest, the redemption price of any securities which are redeemable at the option of the holder, and any aggregate actual hedge liability. Total funded debt excludes accounts payable, payroll accruals, accruals in respect of normal business expenses and future income taxes;
•	Maintenance of a minimum $35.0 million unrestricted cash balance at any time. Unrestricted cash is defined as the amount of cash held in bank accounts of secured companies maintained by BMO that are not subject to any lien or any other restriction that would prevent the Company from using such cash for operating purposes in the ordinary course of business, less any outstanding principal drawn under Facility A; and
•	Achievement of certain quarterly minimum Earnings Before Interest Taxes Depreciation and Amortization (“EBITDA”) thresholds beginning in the quarter ending September 30, 2020. For the purposes of this calculation, EBITDA is defined as the consolidated net income of the Company excluding the following: extraordinary or non-recurring income (expenses) and gains (losses), non-cash gains (losses) (such as unrealized foreign exchange gains (losses)) and income of the unsecured subsidiaries (except to the extent that dividends in respect of such income have been paid in cash by such unsecured subsidiaries to a secured company); plus the following amounts (to the extent such amounts were deducted in determining such consolidated net income, and without duplication): (a) Interest, fees and expenses paid in connection with permitted funded debt; (b) income and capital taxes; (c) depreciation and amortization; (d) non-cash charges and expenses such as unrealized foreign exchange losses and charges relating to the impairment of goodwill and other intangible assets; (e) non-cash share-based compensation; (f) extraordinary non-recurring expenses or losses to the extent approved by the lenders in writing; and (g) any other expenses approved in writing by the lenders in their discretion.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

As of March 31, 2020, the Company was in compliance with all applicable covenants under the First Amendment to the First Amended and Restated Credit Agreement to the Credit Facility and term loans.

(b)	Lease liabilities

The following is a continuity schedule of lease liabilities for the nine months ended March 31, 2020:

$
Balance, June 30, 2019	1,326
IFRS 16 transition (1)	95,464
Lease additions	8,866
Disposal of leases	(747)
Lease payments	(12,926)
Changes due to foreign exchange rates	240
Interest expense on lease liabilities	4,213
Balance, March 31, 2020	96,436
Current portion	(5,759)
Long-term portion	90,677
(1)	Effective July 1, 2019, the Company adopted IFRS 16 Leases (Note 2(d)(i)).

Note 16 Share Capital

(a)	Authorized

The authorized share capital of the Company is comprised of the following:

(i)	Unlimited number of common voting shares without par value.
(ii)	Unlimited number of Class “A” Shares each with a par value of $1.00. As at March 31, 2020, no Class “A” Shares were issued and outstanding.
(iii)	Unlimited number of Class “B” Shares each with a par value of $5.00. As at March 31, 2020, no Class “B” Shares were issued and outstanding.

(b)	Shares Issued and Outstanding

As described under Note 2(a), on May 11, 2020, the Company completed a one-for-twelve (1:12) reverse share split of all of its issued and outstanding common shares. Shares reserved under the Company’s equity and incentive plans were adjusted to reflect the Share Consolidation. All current and prior period share and per share data presented below has been retroactively adjusted to reflect the Share Consolidation unless otherwise noted.

At March 31, 2020, 109,436,339 common shares (June 30, 2019 - 84,786,562) were issued and fully paid.

During the three and nine months ended March 31, 2020, the Company issued 11,734,539 and 18,193,530 common shares, respectively, under its At-the-Market (“ATM”) program (Note 25(b)) for gross proceeds of $210.6 million and $535.8 million (US$153.6 million and US$398.9 million) at an average price of $17.95 and $29.45 per share (US$13.09 and US$21.92 per share), respectively. The Company paid commissions of $4.2 million and $10.7 million (US$3.1 million and US$8.0 million) for net proceeds of $206.4 million and $525.0 million (US$150.6 million and US$390.9 million), respectively.

During the three and nine months ended March 31, 2020, the Company issued nil and 5,761,260 common shares (three and nine months ended March 31, 2019 - nil and 331,328), respectively, in connection with the conversion of its Debentures as described in Note 14(i).

During the three months ended March 31, 2020, the Company issued 262,840 common shares for milestone payments in connection with the acquisition of Whistler and 62,173 common shares for milestone payments in connection with the acquisition of Larssen Ltd. During the nine months ended March 31, 2020, the Company issued 352,424 common shares for milestone payments in connection with three acquisitions.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

(c)	Share Purchase Warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of warrants outstanding is as follows:

	Warrants	Weighted average exercise price
	#	$
Balance, June 30, 2019	1,982,156	95.76
Issued	13,706	116.04
Exercised	(986)	73.80
Expired	(992,918)	109.80
Balance, March 31, 2020	1,001,958	82.08

The following table summarizes the warrants that remain outstanding as at March 31, 2020:

Exercise Price ($)	Expiry Date	Warrants (#)
36.00 - 48.00	November 2, 2020	473,766
112.44 - 116.04	August 9, 2023 to August 22, 2024	528,192
		1,001,958

Note 17 Share-Based Compensation

(a)	Stock Options

A summary of stock-options outstanding is as follows:

	Stock Options	Weighted Average Exercise Price
	#	$
Balance, June 30, 2019	5,693,397	95.88
Granted	598,612	88.32
Exercised (1)	(92,723)	29.40
Expired	(135,926)	51.72
Forfeited	(469,601)	104.16
Balance, March 31, 2020	5,593,759	96.48

(1)	The weighted average share price during the three and nine months ended March 31, 2020 was $22.68 and $45.72, respectively (three and nine months ended March 31, 2019 - $121.80 and $119.04).

The following table summarizes the stock options that remain outstanding as at March 31, 2020:

Exercise Price ($)	Expiry Date	Weighted Average Remaining Life	Options Outstanding (#)	Options Exercisable (#)
3.60 - 83.88	June 13, 2020 - February 28, 2025	2.52	1,447,488	1,051,907
84.00 - 119.88	June 13, 2020 - September 19, 2024	3.61	1,654,055	567,939
120.00 - 131.88	January 15, 2023 - March 13, 2026	5.57	1,971,434	646,642
132.00 - 202.32	June 13, 2020 - May 28, 2024	3.61	520,782	178,502
		4.02	5,593,759	2,444,990

During the three and nine months ended March 31, 2020, the Company recorded aggregate share-based compensation expense of $8.7 million and $42.4 million (three and nine months ended March 31, 2019 - $29.6 million and $67.0 million), respectively, for all stock options granted and vested during the period. This expense is reflected in the share-based compensation line on the statement of comprehensive loss.

Included in the $8.7 million and $42.4 million share-based compensation expense for the three and nine months ended March 31, 2020, respectively, is $0.2 million and $4.0 million (three and nine months ended March 31, 2019 - nil and nil), respectively, related to 1,663,480 stock options granted to the company of Aurora’s strategic advisor, Nelson Peltz. These stock options are exercisable at $124.08 per share over seven years and vest ratably over a four-year period on a quarterly basis, subject to accelerated vesting based on the occurrence of certain events. The Company has rebutted the presumption that the fair value of the services received can be estimated reliably due to the unique nature of the strategic advisor’s services. As such, in accordance with IFRS 2 for share-based payments granted to non-employees, the Company has measured the fair value of the options indirectly by reference to the fair value of the equity instruments granted. The Company will continue to fair value the unvested options at each period until they are fully vested.

Stock options granted during the respective periods highlighted below were fair valued based on the following weighted average assumptions:

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

	Three months ended March 31,		Nine months ended March 31,
	2020	2019	2020	2019
Risk-free annual interest rate (1)	1.35%	1.60%	1.54%	1.84%
Expected annual dividend yield	0%	0%	0%	0%
Expected stock price volatility (2)	86.68%	83.79%	80.04%	81.03%
Expected life of options (years) (3)	2.38	3.74	2.32	3.35
Forfeiture rate	12.69%	1.29%	10.32%	1.92%
(1)	The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.
(2)	Volatility was estimated by using the average historical volatility of the Company.
(3)	The expected life in years represents the period of time that options granted are expected to be outstanding.

The weighted average fair value of stock options granted during the three and nine months ended March 31, 2020 was $10.92 and $39.48 (three and nine months ended March 31, 2019 - $84.60 and $57.60) per option.

(b)	Restricted Share Units (“RSU”) and Deferred Share Units (“DSU”)

A summary of the RSUs and DSUs outstanding are as follows:

	RSUs and DSUs	Weighted Average Issue Price of RSUs and DSUs
	#	$
Balance, June 30, 2019	169,195	59.28
Issued	260,125	8.40
Vested, released and issued	(31,300)	51.00
Forfeited	(3,004)	33.48
Balance, March 31, 2020	395,016	46.08

During the three and nine months ended March 31, 2020, the Company recorded share-based compensation of $1.5 million and $4.5 million (three and nine months ended March 31, 2019 - $1.2 million and $4.2 million), respectively, for RSUs and DSUs granted and vested during the period. This expense is included in the share-based compensation line on the statement of comprehensive loss.

The following table summarizes the RSUs and DSUs that remain outstanding as at March 31, 2020:

Weighted Average Issue Price ($)	Expiry Date	Outstanding (#)	Vested (#)
21.72 - 41.64	September 29, 2020 - February 10, 2025	288,689	106,917
56.52 - 94.92	August 3, 2021 - March 13, 2023	75,659	12,183
102.48 - 123.84	July 12, 2021 - January 15, 2023	30,667	11,796
		395,015	130,896

Note 18 Loss Per Share

The following is a reconciliation of basic and diluted loss per share:

	Three months ended March 31,		Nine months ended March 31,
	2020	2019	2020	2019
Net loss attributable to Aurora shareholders	($137,395)	($158,354)	($1,410,768)	($290,644)
Weighted average number of common shares outstanding	100,027,594	83,586,161	91,938,055	78,620,221
Basic and diluted loss per share	($1.37)	($1.89)	($15.34)	($3.70)

Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of convertible debentures, restricted share units, warrants and share options is anti-dilutive.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 19 Other (Losses) Gains

		Three months ended March 31,		Nine months ended March 31,
	Note	2020	2019	2020	2019
		$	$	$	$
Share of loss from investment in associates	6	(4,611)	(770)	(8,933)	(3,779)
Gain on deemed disposal of significant influence investment		-	-	-	144,368
Loss on induced conversion of debenture	14	-	-	(172,291)	-
Unrealized (loss) gain on derivative investments	5(b)	(3,975)	32,948	(38,206)	621
Unrealized gain (loss) on derivative liability	14(ii)	5,899	(101,521)	174,824	(101,521)
Unrealized gain (loss) on changes in contingent consideration fair value	24	2,391	(1,253)	3,106	(3,318)
Gain on debt modification	15(a)	2,101	206	2,154	1,980
Gain on loss of control of subsidiary		500	-	500	398
Provision	21(a)	(2,135)	-	(2,135)	-
Total other (losses) gains		170	(70,390)	(40,981)	38,749

Note 20 Supplemental Cash Flow Information

The changes in non-cash working capital are as follows:

	Nine months ended March 31,
	2020	2019
	$	$
Accounts receivable	25,099	(38,125)
Biological assets	(40,941)	(25,855)
Inventory	(61,761)	(5,968)
Prepaid and other current assets	(7,548)	(2,815)
Accounts payable and accrued liabilities	(18,106)	22,438
Income taxes payable	9,679	(8,658)
Deferred revenue	3,092	(1,596)
Provisions	(4,200)	-
Changes in operating assets and liabilities	(94,686)	(60,579)

Additional supplementary cash flow information is as follows:

	Nine months ended March 31,
	2020	2019
	$	$
Property, plant and equipment in accounts payable	30,713	18,577
Right-of-use asset additions	7,728	-
Capitalized borrowing costs	25,927	8,362
Interest paid	41,077	5,470
Interest received	2,541	2,549

Note 21 Commitments and Contingencies

(a)	Claims and Litigation

From time to time, the Company and/or its subsidiaries may become defendants in legal actions and the Company intends to take appropriate action with respect to any such legal actions, including by defending itself against such legal claims as necessary. Other than the claims described below, as of the date of this report, Aurora is not aware of any other material or significant claims against the Company.

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share (equivalent to 25,000 stock options with an exercise price of $4.68 per share following the Consolidation) issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance with the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement. The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company believes the action to be without merit and intends to defend this claim. Examinations for discovery were completed in January 2019 and the matter is currently scheduled for court in April 2021. Due to the uncertainty of the timing and the amount of estimated future cash outflows relating to this claim, no provision has been recognized as at March 31, 2020.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

On October 3, 2018, a claim was commenced against the Company regarding the failure to supply product under a recently acquired subsidiary’s supply agreement. The plaintiff was seeking specific performance of the supply agreement and damages for breach of contract for approximately $21.0 million (#eu#14.7 million) plus legal costs. In accordance with the terms of the agreement, the Company had terminated the contract due to a breach by the plaintiff. Subsequent to March 31, 2020, the Company fully settled this claim for $0.2 million.

In connection with the acquisition of MedReleaf, the Company assumed a contingent liability associated with a formerly terminated MedReleaf employee. The claimant sought performance under the terms of his employment agreement related to a severance obligation. The Company recognized a provision of $4.2 million as part of the purchase price allocation in the prior year and the amount was fully settled during the nine months ended March 31, 2020.

The Company and certain of its directors and officers are subject to multiple purported class action proceedings in the United States District Court for the District of New Jersey on behalf of persons or entities who purchased, or otherwise acquired, publicly traded Aurora securities between October 23, 2018 and January 6, 2020. The complaints allege, inter alia, that we and certain of our current officers and directors violated the federal securities laws by making false or misleading statements, materially overstated the demand and potential market for our consumer cannabis products; that our ability to sell products had been materially impaired by extraordinary market oversupply, that our spending growth and capital commitments were slated to exceed our revenue growth; that we had violated German law mandating that companies receive special permission to distribute medical products exposed to regulated irradiation techniques, and that the foregoing, among others, had negatively impacted the Company’s business, operations, and prospects and impaired the Company’s ability to achieve profitability. We dispute the allegations in the complaints and intend to vigorously defend against the claims. Estimating an amount or range of possible losses resulting from litigation proceedings is inherently difficult, particularly where the matters involve indeterminate claims for monetary damages and are in the stages of the proceedings where key factual and legal issues have not been resolved. For these reasons, we are currently unable to predict the ultimate timing or outcome of or reasonably estimate the possible losses or a range of possible losses resulting from the matters described above. As such, no provision has been recognized as at March 31, 2020.

Pursuant to a manufacturing agreement, the Company is contractually committed to purchase a minimum number of softgels during calendar 2020. If the Company fails to meet the required purchase minimum, then it is required to pay a penalty fee equal to the difference between the actual purchased quantity and the required purchase minimum multiplied by cost of the softgels. As of March 31, 2020, the Company believes that it is more likely than not that the minimum quantity will not be met as of December 31, 2020. As a result, the Company has recognized a provision of $2.1 million as at March 31, 2020.

(b)	Commitments

(i)	The Company has various lease commitments related to various office space, production equipment, vehicles, facilities and warehouses expiring between April 2020 and June 2033. The Company has certain leases with optional renewal terms that the Company may exercise at its option. The Company also has an option to purchase lands located in Cremona, Alberta which are currently being leased.

(ii)	In connection with the acquisition of MedReleaf, the Company has an obligation to purchase certain intangible assets on December 8, 2019 and December 8, 2020 through the issuance of common shares contingent upon the seller meeting specified revenue targets. The agreed upon purchase price of each intangible asset is $3.3 million and $3.0 million, respectively. As at March 31, 2020, the Company had not purchased the December 2019 intangible asset as the seller had not met the specified revenue targets.

In addition to lease liability commitments disclosed in Note 25(b), the Company has the following future capital commitments, purchase commitments and license and sponsorship fee payments, which are due in the next five years and thereafter:

$
Next 12 months	21,955
Over 1 year to 2 years	22,316
Over 2 years to 3 years	28,555
Over 3 years to 4 years	29,639
Over 4 years to 5 years	30,777
Thereafter	50,191
183,433

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 22 Revenue

The Company generates revenue from the transfer of goods and services over time and at a point-in-time from the revenue streams below. Net revenue from sale of goods is reflected net of actual returns and estimated variable consideration for future returns and price adjustments of $2.9 million and $13.5 million for the three and nine months ended March 31, 2020 (three and nine months ended March 31, 2019 - nil), respectively. The estimated variable consideration is based on historical experience and management’s expectation of future returns and price adjustments. As of March 31, 2020, the return liability for the estimated variable revenue consideration was $2.6 million (June 30, 2019 - nil) and is included in deferred revenue on the condensed consolidated interim statements of financial position.

Three months ended March 31, 2020	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	88,337	-	88,337
Revenue from provision of services	-	1,013	1,013
Other
Revenue from sale of goods	259	-	259
Excise taxes	(14,089)	-	(14,089)
Net Revenue	74,507	1,013	75,520

Three months ended March 31, 2019	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	71,589	-	71,589
Revenue from provision of services	-	2,999	2,999
Other
Revenue from sale of goods	650	-	650
Excise taxes	(10,093)	-	(10,093)
Net Revenue	62,146	2,999	65,145

Nine months ended March 31, 2020	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	234,522	-	234,522
Revenue from provision of services	-	4,212	4,212
Other
Revenue from sale of goods	1,054	-	1,054
Excise taxes	(32,996)	-	(32,996)
Net Revenue	202,580	4,212	206,792

Nine months ended March 31, 2019	Point-in-time	Over-time	Total
	$	$	$
Cannabis
Revenue from sale of goods	156,217	-	156,217
Revenue from provision of services	-	8,804	8,804
Other
Revenue from sale of goods	1,891	-	1,891
Excise taxes	(17,915)	-	(17,915)
Net Revenue	140,193	8,804	148,997

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 23 Segmented Information

Operating Segments	Cannabis	Horizontally Integrated Businesses (2)	Corporate (1)	Total
	$	$	$	$
Three months ended March 31, 2020
Net revenue	75,261	259	-	75,520
Gross profit (loss)	27,693	(288)	-	27,405
Net (loss) income	(186,107)	1,270	47,474	(137,363)

Three months ended March 31, 2019
Net revenue	64,494	651	-	65,145
Gross profit	52,451	171	-	52,622
Net (loss) income	23,194	(5,143)	(178,246)	(160,195)

Nine months ended March 31, 2020
Net Revenue	205,738	1,054	-	206,792
Gross profit	111,022	6	-	111,028
Net loss	(1,266,348)	(260)	(166,283)	(1,432,891)

Nine months ended March 31, 2019
Net Revenue	147,106	1,891	-	148,997
Gross profit	92,068	746	-	92,814
Net loss	(25,246)	(5,525)	(264,885)	(295,656)
(1)	Net (loss) income under the Corporate allocation includes fair value gains and losses from investments in marketable securities, derivatives and investment in associates. Corporate and administrative expenditures such as regulatory fees, share based compensation and financing expenditures relating to debt issuances are also included under Corporate.
(2)	During the three and nine months ended March 31, 2020, the Company sold B.C. Northern Lights Enterprises Ltd. (“BCNL”) and sold certain assets of Urban Cultivator Inc (“UCI”). The remaining UCI operations were wound down as of March 31, 2020. Both BCNL and UCI represent the indoor cultivator CGU which forms the horizontally integrated businesses segment.
Geographical Segments	Canada	EU	Other	Total
	$	$	$	$
Non-current assets other than financial instruments
March 31, 2020	3,835,078	95,499	89,609	4,020,186
June 30, 2019	4,442,849	82,922	226,483	4,752,254

Three months ended March 31, 2020
Net revenue	69,466	5,638	416	75,520
Gross profit (loss)	23,485	4,074	(154)	27,405

Three months ended March 31, 2019
Net revenue	60,673	3,144	1,328	65,145
Gross profit	49,431	1,769	1,422	52,622

Nine months ended March 31, 2020
Net revenue	191,824	13,633	1,335	206,792
Gross profit (loss)	100,485	10,551	(8)	111,028

Nine months ended March 31, 2019
Net revenue	136,310	9,876	2,811	148,997
Gross profit	87,059	4,211	1,544	92,814

Included in net revenues arising from the Canadian cannabis operating segment for the three months ended March 31, 2020 are net revenues of approximately $12.7 million, $9.2 million, $8.2 million and $8.0 million (three months ended March 31, 2019 - $10.5 million and $9.0 million) which arose from sales to the Company’s major customers. Included in net revenues arising from the Canadian cannabis operating segment for the nine months ended March 31, 2020 are net revenues of approximately $25.8 million, $23.8 million and $23.7 million (nine months ended March 31, 2019 - $15.7 million and $15.6 million) which arose from sales to the Company’s major customers. No other single customers contributed 10 per cent or more to the Company’s net revenue during the three and nine months ended March 31, 2020.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Note 24 Fair Value of Financial Instruments

Financial instruments are measured either at fair value or at amortized cost. The table below lists the valuation methods used to determine the fair value of each financial instrument.

Fair Value Method
Financial Instruments Measured at Fair Value
Marketable securities	Closing market price of common shares as of the measurement date (Level 1)
Derivatives	Closing market price (Level 1) or Black-Scholes, Binomial, Monte-Carlo & FINCAD valuation model (Level 2 or 3)
Contingent consideration payable	Discounted cash flow model (Level 3)
Derivative liability	Kynex valuation model (Level 2)
Financial Instruments Measured at Amortized Cost
Cash and cash equivalents, restricted cash, accounts receivable, loans receivable	Carrying amount (approximates fair value due to short-term nature)
Accounts payable and accrued liabilities	Carrying amount (approximates fair value due to short-term nature)
Convertible debentures, loans and borrowings	Carrying value discounted at the effective interest rate which approximates fair value

The carrying values of the financial instruments at March 31, 2020 are summarized in the following table:

	Amortized cost	FVTPL	Designated FVTOCI	Total
	$	$	$	$
Financial Assets
Cash and cash equivalents	230,208	-	-	230,208
Accounts receivable, excluding sales taxes receivable	71,928	-	-	71,928
Marketable securities	-	-	11,834	11,834
Derivatives	-	49,494	-	49,494
Loans receivable	3,312	-	-	3,312
Financial Liabilities
Accounts payable and accrued liabilities	128,622	-	-	128,622
Convertible debentures (1)	324,693	-	-	324,693
Contingent consideration payable	-	18,167	-	18,167
Loans and borrowings	268,018	-	-	268,018
Derivative liability	-	2,571	-	2,571
(1)	The fair value of convertible notes includes both the debt and equity components.

The following is a summary of financial instruments measured at fair value segregated based on the various levels of inputs:

	Note	Level 1	Level 2	Level 3	Total
		$	$	$	$
As at March 31, 2020
Marketable securities	5(a)	10,834	-	1,000	11,834
Derivative assets	5(b)	-	33,505	15,989	49,494
Contingent consideration payable		-	-	18,167	18,167
Derivative liability	14(ii)	-	2,571	-	2,571

As at June 30, 2019
Marketable securities	5(a)	142,248	-	1,000	143,248
Derivative assets	5(b)	-	64,001	22,408	86,409
Contingent consideration payable		-	-	28,137	28,137
Derivative liability	14(ii)	-	177,395	-	177,395

There have been no transfers between fair value categories during the period.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

The following is a continuity schedule of contingent consideration payable:

	Note	CanvasRx	H2	Whistler	Immaterial transactions	Total
Balance, June 30, 2019		1,985	1,231	24,771	150	28,137
Unrealized (gain) loss on changes in contingent consideration fair value	19	8	(49)	(3,065)	-	(3,106)
Payments		(1,993)	(1,182)	(3,689)	-	(6,864)
Balance, March 31, 2020		-	-	18,017	150	18,167

The Company’s contingent consideration payable is measured at fair value based on unobservable inputs and is considered a Level 3 financial instrument. The determination of the fair value of these liabilities is primarily driven by the Company’s expectations of the respective subsidiaries achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At March 31, 2020, the probability of achieving all milestones was estimated to be 100% and the discount rates were estimated to be 2.13%. If the probabilities of achieving the milestones decreased by 10%, the estimated fair value of the contingent consideration would decrease by approximately $1.8 million (June 30, 2019 - $2.8 million). If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would increase or decrease by approximately $0.3 million (June 30, 2019 - $0.3 million). If the expected timing of the achievement is delayed by six months, the estimated fair value of contingent consideration would decrease by approximately $0.2 million (June 30, 2019 - $0.4 million).

Note 25 Financial Instruments Risk

The Company is exposed to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes.

(a)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, accounts receivable and loans receivable. The risk exposure is limited to their carrying amounts reflected on the statement of financial position. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. As the Company does not invest in asset-backed deposits or investments, it does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its GICs. The Company mitigates the credit risk associated with the loans receivable by managing and monitoring the underlying business relationship.

Accounts receivable primarily consist of trade accounts receivable and sales tax receivable. The Company provides credit to certain customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk. Credit risk is generally limited for receivables from government bodies, which generally have low default risk, and medical sales direct to patients, where payment is required prior to the delivery of goods. Credit risk for non-government wholesale customers is assessed on a case-by-case basis and a provision is recorded where required. As of March 31, 2020, $9.8 million of accounts receivable are from non-government wholesale customers (June 30, 2019 - $25.1 million). As of March 31, 2020, the Company recognized a $2.0 million provision for expected credit losses (June 30, 2019 - $3.1 million).

The Company’s aging of trade receivables was as follows:

	March 31, 2020	June 30, 2019
	$	$
0 - 60 days	49,840	49,602
61+ days	20,387	35,630
	70,227	85,232

(b)	Liquidity risk

The composition of the Company’s accounts payable and accrued liabilities was as follows:

	March 31, 2020	June 30, 2019
	$	$
Trade payables	44,541	38,671
Accrued liabilities	51,098	79,933
Payroll liabilities	23,295	17,727
Excise tax payable	6,949	10,040
Other payables	2,739	6,513
	128,622	152,884

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with its financial liabilities when they are due. The Company manages liquidity risk through the management of its capital structure and resources to ensure that it has sufficient liquidity to settle obligations and liabilities when they are due. As at March 31, 2020, the Company has a $264.4 million Credit Facility with BMO, of which $2.0 million letters of credit and $22.0 million of principal are outstanding under Facility A, $137.8 million of principal is outstanding under Facility B, and $17.8 million of principal is outstanding under Facility C (Note 15(a)). On April 2, 2019, the Company filed a Shelf Prospectus and a corresponding Registration Statement with the SEC, which allows Aurora to make offerings of common shares, debt securities, subscription receipts, units, warrants or any combination thereof up to US$750.0 million during the 25-month period that the Shelf Prospectus is effective. In connection with the Shelf Prospectus, the Company also filed an ATM supplement which provides for US$400.0 million in common shares to be sold by registered dealers on behalf of Aurora in the United States at prevailing market prices at the time of sale. For the nine months ended March 31, 2020, the Company had raised $535.8 million (US$398.9 million) gross proceeds under its ATM program. On April 16, 2020, the Company filed a second ATM supplement which provides for an additional US$250.0 million in common shares to be sold through the NYSE, increasing the total financing available under the ATM to US$650.0 million.

While the Company did not incur any significant disruptions to its operations during the third quarter of 2020 from COVID-19, subsequent to March 31, 2020, the Company took the following precautionary measures to strengthen the Company’s balance sheet and preserve flexibility given the macroeconomic uncertainty caused by COVID-19:

•	On April 16, 2020, the Company filed a prospectus supplement for a renewed ATM program which provides for an additional US$250.0 million in common shares to be sold by registered dealers on behalf of Aurora in the United States, thus increasing the total financing available under the ATM to US$650.0 million.
•	Subsequent to March 31, 2020, the Company issued 629,367 common shares under the ATM program for US$5.6 million gross proceeds.

These capital raises, along with our cash and cash equivalents as at March 31, 2020 provides us with approximately $237.9 million in cash on hand to support ongoing operations and near term contractual obligations.

In addition to the commitments outlined in Note 21, the Company has the following undiscounted contractual obligations as at March 31, 2020, which are expected to be payable in the following respective periods:

	Total	≤1 year	Over 1 year - 3 years	Over 3 years - 5 years	> 5 years
	$	$	$	$	$
Accounts payable and accrued liabilities	128,622	128,622	-	-	-
Convertible notes and interest (1)	591,897	26,683	53,365	511,849	-
Lease liabilities (2)	184,830	11,254	34,028	30,303	109,245
Loans and borrowings excluding lease liabilities (2)	165,051	27,089	137,962	-	-
Contingent consideration payable (3)	39,695	38,595	1,100	-	-
	1,110,095	232,243	226,455	542,152	109,245
(1)	Assumes the principal balance of the notes outstanding at March 31, 2020 remains unconverted and includes the estimated interest payable until the maturity date.
(2)	Includes interest payable until maturity date.
(3)	$36.7M of the undiscounted contingent consideration obligation is payable in common shares of Aurora.

Note 26 Subsequent Events

Sale of Assets

In connection with management’s plan to rationalize capital expenditures, on April 8, 2020, the Company accepted an offer to sell the Exeter property for gross proceeds of $9.0 million, which consisted of $7.5 million for the greenhouse and $1.5 million for the underlying parcel of land. The sale is subject to customary closing conditions and is expected to be finalized during May 2020.

In April 2020, the Company sold 5,302,227 common shares of EnWave Corporation at $0.80 per share for net proceeds of $4.1 million.

In May 2020, the Company accepted an offer to sell its Jamaica property for gross proceeds of US$3.4 million. The property is currently idle and has a carrying value of $4.2 million as of March 31, 2020. The property is classified within the Corporate segment.

Equity Financing

Subsequent to March 31, 2020, the Company issued 629,367 common shares under the ATM program for US$5.6 million gross proceeds.

AURORA CANNABIS INC.

Notes to the Condensed Consolidated Interim Financial Statements

Three and nine months ended March 31, 2020 and 2019

(Unaudited – Amounts reflected in thousands of Canadian dollars, except share and per share amounts)

Disposition of the Hemp Business

Aligning with the Company’s strategic plan to focus on core cannabis operations, in May 2020, the Board of Directors of Aurora approved the divestiture of the Company’s wholly owned subsidiary, Aurora Hemp Europe UAB (“Aurora Hemp EU”), formerly UAB Agropro and UAB Borela, and the divestiture of certain assets of Hempco Food and Fiber Inc. (“Hempco”). Hempco and Aurora Hemp EU represents the Canadian Hemp CGU and the European Hemp CGU, respectively, both of which form part of the cannabis operating segment. The Company has received an offer for the sale of Aurora Hemp EU for a nominal amount. Certain of Hempco’s assets will also be sold and the Company will subsequently wind down the remaining operations of Hempco.

Disposition of Aurora Larssen Projects Inc.

In connection with the Company’s strategic plan, in May 2020, the Board of Directors of Aurora approved the sale of the Company’s wholly owned subsidiary, Aurora Larssen Projects Inc., back to its former founding owner. As part of the divestiture, the Company will pay the remaining $3.0 million milestone payments under the original acquisition agreement over the next two years. The divestiture was completed in the first half of May 2020. Aurora will retain a preferential pricing services agreement with ALPs should ongoing maintenance or engineering services be required in the future.